No. 070-09569


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                           AMENDMENT NO. 5 TO FORM U-1



                             APPLICATION/DECLARATION

              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
   Energy East Corporation, One Canterbury Green, Stamford, Connecticut 06904

             CMP Group, Inc., 83 Edison Drive, Augusta, Maine 04336
    CTG Resources, Inc., 100 Columbus Boulevard, Hartford, Connecticut 06103 Berkshire Energy Resources, 115 Cheshire Road, Pittsfield, Massachusetts 01201


   (Name of company or companies filing this statement and address of principal executive offices)



Kenneth  M.  Jasinski                      Arthur  W.  Adelberg
Executive  Vice  President,                Executive  Vice  President
General  Counsel  and  Secretary           and  Chief  Financial  Officer
Energy  East  Corporation                  CMP  Group,  Inc.
One  Canterbury  Green                     83  Edison  Drive
Stamford,  Connecticut  06904              Augusta,  Maine  04336
Telephone:  (203)  325-0690                Telephone:  (207)  623-3521


Arthur  C.  Marquardt                      Scott  S.  Robinson
Chairman, President and                    President and Chief Executive Officer
Chief  Executive  Officer                  Berkshire  Energy  Resources
CTG  Resources,  Inc                       115  Cheshire  Road
100  Columbus  Boulevard                   Pittsfield,  Massachusetts  01201
Hartford,  Connecticut  06103              Telephone:  (413)  442-1511
Telephone:  (860)  727-3000


(Names  and  addresses  of  agents  for  service)

Copies  to:

Adam  Wenner,  Esq.                        William  T.  Baker,  Jr.,  Esq.
Vinson  &  Elkins  L.L.P.                  Thelen  Reid  &  Priest
The  Willard  Office  Building             40  West  57th  Street
1455  Pennsylvania  Avenue,  N.W.          New  York,  New  York  10019
Washington,  D.C.  20004-1008              Telephone:  (212)  603-2106
Telephone  (202)  639-6500


                                           Frank  Lee,  Esq.
                                           Huber  Lawrence  &  Abell
                                           605  Third  Avenue
                                           New  York,  New  York  10158
                                           Telephone:  (212)  682-6200



The Form U-1 Application/Declaration in this proceeding originally filed with the Securities and Exchange Commission on October 29, 1999, as previously amended by Amendment No. 1 filed December 3, 1999, Amendment No. 2 filed February 7, 2000, Amendment No. 3 filed March 3, 2000, and Amendment No. 4 filed March 30, 2000 is hereby amended and restated in its entirety as follows:

                                TABLE OF CONTENTS

ITEM 1.     DESCRIPTION  OF  PROPOSED  MERGERS . . . . . . . . . . . . . . . . . . . . . . .1
A.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
     1.     General  Request. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     2.     Overview  of  the  Mergers. . . . . . . . . . . . . . . . . . . . . . . . . . . 2
            a.     CMP  Group  Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . .2
            b.     CTG  Resources  Merger. . . . . . . . . . . . . . . . . . . . . . . . . .3
            c.     Berkshire  Energy  Merger. . . . . . . . . . . . . . . . . . . . . . . . 3

B.   DESCRIPTION  OF  THE  PARTIES  TO  THE  MERGER. . . . . . . . . . . . . . . . . . . . .3
     1.     Energy  East. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
            a.     Public  Utility  Operations  of  Energy  East . . . . . . . . . . . . . .4
            b.     Non-Public  Utility  Affiliates  of  Energy  East . . . . . . . . . . . .6
            c.     Non-Public Utility Affiliates of Connecticut Energy . . . . . . . . . . .8
     2.     CMP  Group. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
            a.     Public Utility Operations of CMP Group. . . . . . . . . . . . . . . . . .9
            b.     Non-Public Utility Affiliates of CMP Group. . . . . . . . . . . . . . . 11
     3.     CTG  Resources. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
            a.     Public Utility Affiliate of CTG Resources. . . . . . . . . . . . . . . .12
            b.     Non-Public Utility Affiliates of CTG Resources. . . . . . . . . . . . . 12
     4.     Berkshire  Energy. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
            a.     Public Utility Affiliate of Berkshire Energy. . . . . . . . . . . . . . 14
            b.     Non-Public Utility Affiliates of Berkshire Energy. . . . . . . . . . . .14

C.   DESCRIPTION  OF  THE  MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
     1.     CMP  Group  Merger  Agreement . . . . . . . . . . . . . . . . . . . . . . . . .14
     2.     CTG  Resources  Merger  Agreement . . . . . . . . . . . . . . . . . . . . . . .15
     3.     Berkshire  Energy  Merger  Agreement . . . . . . . . . . . . . . . . . . . . . 15

D.   MANAGEMENT  AND  OPERATION  OF THE COMPANIES FOLLOWING THE
     MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

ITEM 2.     FEES,  COMMISSIONS  AND  EXPENSES . . . . . . . . . . . . . . . . . . . . . . .16

ITEM 3.     APPLICABLE  STATUTORY  PROVISIONS . . . . . . . . . . . . . . . . . . . . . . .17

A.   SECTION  9(A)(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

B.   SECTION  10(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
     1.     Section  10(b)(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20
     2.     Section  10(b)(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
            a.     Reasonableness  of  Consideration . . . . . . . . . . . . . . . . . . . 23
            b.     Reasonableness  of  Fees . . . . . . . . . . . . . . . . . . . . . . . .26
     3.     Section  10(b)(3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28


                                     - i -

C.   SECTION  10(C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
     1.     Acquisition  Must  Be  Lawful . . . . . . . . . . . . . . . . . . . . . . . . .33
     2.     Combination and Integration of Electric Utility Operations . . . . . . . . . . 35
            a.     Changes  in  the  Electric  Utility  Industry . . . . . . . . . . . . . 36
            b.     Restructuring of NEPOOL and NYPP into Open, Competitive and
                   Coordinated Markets . . . . . . . . . . . . . . . . . . . . . . . . . . 38
     3.     Statutory  Standards  For  Electric Integration Will Be Satisfied . . . . . . .45
            a.     Physical interconnection or capability of physical interconnection . . .46
            b.     Economic  and  Coordinated  Operation . . . . . . . . . . . . . . . . . 47
            c.     Coordination  Between  NYSEG  and  Central  Maine  Power . . . . . . . .48
            d.     Single  area  or  region . . . . . . . . . . . . . . . . . . . . . . . .55
            e.     Not so large as to impair advantages of localized management, efficient operation,  and  the  effectiveness  of  regulation . . . . . . . . . . 56
     4.     Combination  of  Gas  Utility  Operations . . . . . . . . . . . . . . . . . . .57
            a.     Section  10(c)(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . 57
            b.     "ABC"  Clauses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .59
            c.     Gas  utility  integration  standards  (Section  10(b)(2)) . . . . . . . 62
     5.     Economies  and  Efficiencies  from  the Merger (Section 10(c)(2)) . . . . . . .67
     6.     Retention  of  Non-Utility  Businesses . . . . . . . . . . . . . . . . . . . . 70

D.   SECTION  10(F) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .71

ITEM 4.     REGULATORY  APPROVALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .72

A.   ANTITRUST . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72

B.   FEDERAL  POWER  ACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72

C.   ATOMIC  ENERGY  ACT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73

D.   TELECOMMUNICATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .73

E.   STATE  PUBLIC  UTILITY  REGULATION . . . . . . . . . . . . . . . . . . . . . . . . . .73

ITEM 5.     PROCEDURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .74

ITEM 6.     EXHIBITS  AND  FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . 74

A.   EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .74

B.   FINANCIAL  STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 77

ITEM 7.     INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS . . . . . . . . . . . . . . . . . .78

ITEM 1. DESCRIPTION OF PROPOSED MERGERS

A.      INTRODUCTION

     This Application/Declaration seeks approvals relating to the proposed combinations of Energy East Corporation ("Energy East") with CMP Group, Inc. ("CMP Group"), Energy East with CTG Resources, Inc., and Energy East with Berkshire Energy Resources ("Berkshire Energy") (collectively, the "Companies") pursuant to which CMP Group, CTG Resources, and Berkshire Energy will each become a direct subsidiary of Energy East (the proposed combinations are referred to collectively as the "Merger"). Following the consummation of the Merger, Energy East will register with the Securities and Exchange Commission (the "SEC" or "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").(1)

     The Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or integration and coordination of related operating properties "In contrast, post-Merger Energy East will exemplify the growth that promotes economies and coordination of related operating properties within a single region in a manner consistent not only with the policies of the Act, but also with the policies of both the Federal Energy Regulatory Commission ("FERC") and with state regulatory initiatives. Moreover, as discussed in detail below, integration of New York State Electric & Gas Corporation ("NYSEG") and Central Maine Power Company ("Central Maine Power") as members of adjacent, highly interconnected and coordinated power pools and independent system operators ("ISOs") represents a reasoned evolution of the integration requirements under the Act. Here, through the combination of membership in highly integrated power pools and ISOs, the instant availability of open access, non-discriminatory intra- and inter- pool transmission through internet-based Open Access Same-time Information Systems ("OASIS") sites, the reduction of "pancaked" transmission charges, and coordinated electric utility operations, the Merger will increase the efficiency of the competitive markets in the northeastern United States, thereby "serv[ing] the public interest by tending toward the economical and efficient development of an integrated public utility system."


     The Merger is expected to produce substantial benefits to the public, investors and consumers, and meets all applicable standards of the Act. The Companies believe that the Merger will allow shareholders and consumers to participate in a larger, financially stronger company that, through a combination of the capital, management, and technical expertise of each Company, will be a viable competitor in the rapidly evolving market for energy and energy services, will be able to achieve increased financial stability and strength, greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, and optimization of their respective portfolios of gas supply and transportation through joint management. The Companies believe the Merger will significantly improve the competitive positions of their utility subsidiaries and create greater opportunities for growth.

-----------------------
     (1) Prior to completion of the Merger, the Companies expect to file one or more additional applications/declarations under the Act with respect to ongoing financing activities, intrasystem services and other matters pertaining to Energy East after the Merger. To this end, the Companies filed on January 10, 2000 an application/declaration seeking authorization and approval with respect to ongoing financing activities of Energy East and its subsidiaries, intrasystem extensions of credit, the creation, acquisition or sale of the non-utility subsidiaries, the payment of dividends out of capital and unearned surplus and other related matters pertaining to Energy East and its subsidiaries.

     The shareholders of CMP Group, CTG Resources and Berkshire Energy approved their mergers with Energy East at meetings held on October 7, 1999, October 18, 1999, and February 29, 2000, respectively. Energy East, CMP Group and CTG Resources have submitted applications requesting approval of the CMP Group and CTG Resources transactions and/or related matters to the appropriate state and federal regulators, including the Maine Public Utilities Commission ("MPUC"), the Connecticut Department of Public Utility Control ("DPUC"), the FERC, the Nuclear Regulatory Commission ("NRC"), and the Federal Communications Commission ("FCC"). Finally, all four Companies have made the required filings with the Antitrust Division of the U.S. Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). See Exhibits D-1 through D-15 and Item 4 below for additional detail regarding these regulatory approvals. FERC approval was granted on March 29, 2000, and the FERC's order is attached hereto at Exhibit D-2. The remaining FCC license transfer orders are attached hereto as Exhibit D-14.

     In order to permit timely consummation of the Merger and the realization of the substantial benefits it is expected to produce, Energy East requests that the Commission's review of this Application/Declaration commence and proceed as expeditiously as practicable, and that the Commission order be issued no later than August 31, 2000. To the extent that all of the state and other approvals have not been received by that time, Energy East asks the Commission to condition the effectiveness of its order upon receipt of all necessary state and other regulatory approvals.

     1. General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, Energy East hereby requests authorization and approval of the Commission to acquire, by means of the Merger, 100 percent of the issued and outstanding common shares of each of CTG Resources, CMP Group, and Berkshire Energy, exclusive of dissenters' shares, if any. A chart of the proposed corporate structure of Energy East following consummation of the Merger is attached hereto as Exhibit E-5. Energy East also hereby requests that the Commission approve:


     (i) the operation of Energy East as a combination electric and gas utility holding company; and

     (ii) the retention by Energy East of its non-utility activities, businesses and investments and the acquisition by Energy East of the non-utility activities, businesses and investments of CMP Group, CTG Resources, and Berkshire Energy.

     2.   Overview of the Mergers

          a.   CMP Group Merger

     Pursuant to an Agreement and Plan of Merger, dated as of June 14, 1999 (the "CMP Group Merger Agreement"), EE Merger Corp., a Maine corporation and a wholly-owned subsidiary of Energy East, will be merged with and into CMP Group, with CMP Group being the surviving corporation (the "CMP Group Merger"). Subject to regulatory and shareholder approval, Energy East will purchase all common shares of CMP Group, exclusive of dissenters' shares, for $29.50 in cash per share, for a total cash value of $957 million. Energy East will also assume approximately $271 million of preferred stock and long-term debt. A copy of the CMP Group Merger Agreement is incorporated by reference as Exhibit B-2 hereto. As a result of these transactions, CMP Group will become a direct subsidiary of Energy East. Energy East will establish a new corporate office in Portland, Maine.

          b. CTG Resources Merger

     Pursuant to an Agreement and Plan of Merger, dated as of June 29, 1999 (the "CTG Resources Merger Agreement"), CTG Resources will be merged with and into Oak Merger Co., a Connecticut corporation and a wholly-owned subsidiary of Energy East, with Oak Merger Co. being the surviving corporation (the "CTG Resources Merger"). Oak Merger Co. will continue to conduct CTG Resource's businesses under the name "CTG Resources, Inc." as a direct, wholly owned subsidiary of Energy East. The common shareholders of CTG Resources will receive for each issued and outstanding share of common stock the right to receive $41.00 in cash, Energy East common stock or a combination of cash and Energy East common stock. A copy of the CTG Resources Merger Agreement is incorporated by reference as Exhibit B-1 hereto. As a result of these transactions, CTG Resources will become a direct subsidiary of Energy East.

          c. Berkshire Energy Merger

     Pursuant to an Agreement and Plan of Merger, dated as of November 9, 1999 (the "Berkshire Energy Merger Agreement"), Mountain Merger LLC, a Massachusetts limited liability company and subsidiary of Energy East, will be merged with and into Berkshire Energy, with Berkshire Energy being the surviving company (the "Berkshire Energy Merger"). Subject to regulatory and shareholder approval, Energy East will purchase all common shares of Berkshire Energy for $38.00 in cash per share, for a total cash value of approximately $96 million. Energy East will also assume approximately $40.3 million of preferred stock and long-term debt. A copy of the Berkshire Energy Merger Agreement is filed herewith as Exhibit B-3. As a result of these transactions, Berkshire Energy will become a direct subsidiary of Energy East.

B.      DESCRIPTION OF THE PARTIES TO THE MERGER

     1. Energy East

     On May 1, 1998, Energy East became the parent of NYSEG. Energy East neither owns nor operates any physical properties. Energy East is currently a public utility holding company exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act by order of the Commission dated February 2, 2000.(2)

---------------------------
     2 Energy East Corp. et al., HCAR Release 26976 (February 12, 1999) ("Energy East").

          a. Public Utility Operations of Energy East

     New York State Electric & Gas Corporation ("NYSEG"), a regulated public utility incorporated under the laws of the State of New York, is a combination electric and gas utility serving approximately 830,000 electric customers and approximately 246,000 natural gas customers in upstate New York. NYSEG has divested substantially all of its generating assets. It retains hydroelectric.(3) See Energy East Corporation, et al., Holding Co. Act Release ("HCAR") No. 27128 (Feb. 2, 2000). Facilities with an aggregate capacity of 59 MW, non-utility generation ("NUG") contracts and contracts pursuant to which the New York Power Authority ("NYPA") sells power to NYSEG, as well as an 18 percent ownership interest in the Nine Mile Point Unit 2 nuclear plant ("NM2"). NYSEG filed a petition with the Public Service Commission of the State of New York
(PSC) asking for approval of proposed auction protocols and ratemaking treatment for the sale of its interest in NM2.(4) NYSEG is engaged in the business of purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. NYSEG also generates electricity from its 18 percent share of NM2 and from its hydroelectric stations.

     NYSEG's service territory, 99 percent of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 19,900 square miles and a population of 2,500,000. The larger cities in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport, New York. The service territory reflects a diversified economy, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for five percent or more of either electric or natural gas revenues. During 1997 through 1999, approximately 84 percent of NYSEG's operating revenue was derived from electric service with the balance derived from natural gas service.

     After the sale of its interest in NM2, NYSEG will be engaged almost entirely in the transmission and distribution of electricity and the distribution of natural gas. As of December 31, 1999, NYSEG's electric transmission system consisted of approximately 4,384 circuit miles of line. NYSEG's electric distribution system consisted of 33,891 pole-miles of overhead lines and 2153 miles of underground lines. NYSEG, which is a member of the New York Power Pool ("NYPP"), has transferred control of its transmission system to the New York Independent System Operator ("NYISO").(5) The NYISO, an independent operator of utilities' transmission systems, operates the transmission systems of all of the public utility systems in New York.(6)


-------------------------
     (3) Energy East, through its subsidiaries, is an energy delivery products and services company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire, Vermont and New Jersey. Energy East has offices in New York and Connecticut. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "NEG." Energy East's principal executive offices are located at One Canterbury Green, P.O. Box 1196, Stamford, Connecticut 06904-1196.

     (4) In June 1999 NYSEG announced that it had agreed to sell its 18% interest in NM2 to AmerGen Energy Company. On May 11, 2000, NYSEG and AmerGen executed a termination agreement related to the sale. On May 31, 2000, NYSEG filed a petition with the PSC asking for approval of proposed auction protocols and ratemaking treatment for the sale of its interest in NM2. NYSEG has not received a response from the PSC on the petition. NYSEG's participation in the auction of NM2 awaits PSC approval.

     MAINE NATURAL GAS LLC

     Maine Natural Gas LLC (formerly, CMP Natural Gas, L.L.C.) ("Maine Gas Co.") was established to furnish natural gas distribution service, on a non-exclusive basis, in certain areas of Maine, including, among others, the Bethel, Windham, Augusta, Waterville and Bangor metropolitan areas, and the coastal area, including Brunswick and Bath. Maine Gas Co. began to provide service to retail customers in May 1999. Maine Gas Co. is a joint venture between New England Gas Development Corp., a wholly-owned subsidiary of CMP Group, and Energy East Enterprises, Inc., a wholly-owned subsidiary of Energy East.

     CONNECTICUT ENERGY CORPORATION

     On February 8, 2000, Energy East completed its merger with Connecticut Energy Corporation ("Connecticut Energy"). The Commission approved that merger on February 2, 2000.(7)

     Connecticut Energy, an exempt holding company that neither owns nor operates any physical property, is primarily engaged in the retail distribution of natural gas through its principal wholly-owned subsidiary, The Southern Connecticut Gas Company ("Southern Connecticut Gas"). Connecticut Energy, through its subsidiaries, is an energy delivery, products and services company that provides an array of energy commodities and services to commercial and industrial customers throughout New England. Connecticut Energy's principal executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. Connecticut Energy and its subsidiaries had 473 full-time employees as of December 31, 1999. Southern Connecticut Gas had 459 employees as of December 31, 1999.

     SOUTHERN CONNECTICUT GAS

     Southern Connecticut Gas, a public service company incorporated under the laws of the State of Connecticut, is engaged in the retail distribution of natural gas for residential, commercial and industrial users and the transportation of natural gas for commercial and industrial users. Southern Connecticut Gas is a "gas utility company" as defined in Section 2(a)(4) of the Act. Southern Connecticut Gas serves approximately 163,000 customers in the State of Connecticut, primarily in 22 towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New Haven. Southern Connecticut Gas is the sole distributor of natural gas, other than bottled gas, in its service area.

-------------------------
     (5) Central Hudson Gas & Electric Corp., et al., 87 F.E.R.C. 61,135 (1999).

     (6) A detailed description of the history, purpose, and regulatory authority of the NYISO appears in Item 3.C.2.(b).(i).

     (7) See Energy East Corporation, et al., HCAR No. 27128 (Feb. 2, 2000).

          b. Non-Public Utility Affiliates of Energy East

     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. These include Energy East Enterprises ("Enterprises"), a Maine corporation, XENERGY Enterprises, Inc. ("XENERGY Enterprises"), a Delaware corporation, and Energy East Management Corporation ("Energy East Management"), a Delaware corporation.

     Enterprises was organized in 1998 and owns natural gas and propane air distribution companies. Enterprises is a wholly-owned subsidiary of Energy East. It is currently an exempt public utility holding company under the Act by order of the Commission dated February 12, 1999.(8) It indirectly holds public utility assets through its ownership of a controlling interest in Maine Gas Co., a gas utility company.

     XENERGY  Enterprises  was  organized  in 1992 and invests in  providers  of energy and telecommunications services. XENERGY Enterprises is a wholly-owned subsidiary of Energy East. It currently holds no public utility assets and is neither a "public utility company" nor a "holding company" under the Act. Energy East Management was organized in 1999 and invests the proceeds of the sale of an affiliate's generation assets. Energy East Management is a wholly-owned subsidiary of Energy East. It currently holds no public utility assets and is neither "a public utility company" nor a "holding company" under the Act.

     Enterprises' current direct non-utility subsidiaries are as follows:

     New  Hampshire  Gas  Corporation,   a  New  Hampshire  corporation,   is  a
wholly-owned subsidiary of Enterprises and is an energy services company in New Hampshire specializing in propane air distribution systems.

     Southern Vermont Natural Gas Corporation, a Vermont corporation, is a wholly-owned subsidiary of Enterprises and is currently developing a combined natural gas supply and distribution project that will include an extension of a pipeline from New York to Vermont by the Iroquois Gas Transmission System, and the development of natural gas distribution systems in Vermont.

     Seneca Lake Storage, Inc., a New York corporation, is a wholly-owned subsidiary of Enterprises and proposes to own and operate a gas storage facility in New York.

     XENERGY Enterprises' current direct and indirect subsidiaries are as follows:


     Energy East Solutions, Inc. ("Energy East Solutions"), a Delaware corporation, is a wholly-owned subsidiary of XENERGY Enterprises and markets electricity and natural gas to end-users and provides wholesale commodities to retail electric suppliers in the Northeast.

     NYSEG Solutions, Inc., a New York corporation, is a wholly-owned subsidiary of Energy East Solutions and markets electricity and natural gas to end-users and provides wholesale commodities to retail electric suppliers in the State of New York.

-----------------------
     (8) See Energy East Corporation, et al., HCAR No. 26976 (Feb. 12, 1999).

     South Jersey Energy Solutions, LLC, a Delaware limited liability company, is a partially-owned subsidiary of Energy East Solutions and was formed to market retail electricity and energy management services in the mid-Atlantic region of the United States.

     Energy East Solutions, LLC, a Delaware limited liability company, is a partially-owned subsidiary of Energy East Solutions and CNE Energy Services Group, Inc. (discussed below) and sells natural gas, fuel oil and other services, and markets a full range of energy-related planning, financial, operational and maintenance services to commercial, industrial and municipal customers in New England.

     Energy East Telecommunications, Inc., a Delaware corporation, is a wholly-owned subsidiary of XENERGY Enterprises and was formed to provide telecommunications services, including the construction and operation of fiber optic networks.

     Telergy  East,   LLC,  a  New  York  limited   liability   company,   is  a
partially-owned subsidiary of Energy East Telecommunications, Inc., and was formed to construct, own and operate a fiber optic network.

     Cayuga Energy, Inc. ("Cayuga"), a Delaware corporation, is a wholly-owned subsidiary of XENERGY Enterprises and invests in co-generation facilities.


     Carthage Energy, LLC, a New York limited liability company, is a wholly-owned subsidiary of Cayuga and owns a co-generation facility in upstate New York. It is an exempt wholesale generator as defined in Section 32 of the Act.

     South Glens Falls Energy, LLC, a New York limited liability company, is a partially-owned subsidiary of Cayuga and owns a co-generation facility in upstate New York. It is an exempt wholesale generator as defined in Section 32 of the Act.


     XENERGY Inc. ("XENERGY"), a Massachusetts corporation, is a wholly-owned subsidiary of XENERGY Enterprises and is an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management.

     XENERGY Canada, Inc., incorporated in Quebec, Canada, is a wholly-owned subsidiary of XENERGY and provides software services related to a utility client management system.

     XENERGY International, Inc., a Delaware corporation, is a wholly-owned subsidiary of XENERGY and is an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management in the United Kingdom and Spain.

     KENETECH Energy Management, Inc. ("KENETECH"), a Massachusetts corporation, is a wholly-owned subsidiary of XENERGY and is an energy services company specializing in energy management.

     KENETECH Energy Management International, Inc. ("KENETECH International"), a Delaware corporation, is a wholly-owned subsidiary of KENETECH and is an energy services company specializing in energy management.

     KENETECH Energy Management, Limited, a limited company formed in Ontario, Canada, is a wholly-owned subsidiary of KENETECH International and is an energy services company specializing in energy management.

     KEM 1991, Inc. ("KEM 1991"), a Delaware corporation, is a wholly-owned subsidiary of KENETECH and is an energy services company specializing in e energy management.

     KEM Partners 1991, L.P., a Delaware limited partnership, is an energy services company specializing in energy management. All of its interests are owned by KENETECH and KEM 1991.

          c. Non-Public Utility Affiliates of Connecticut Energy

     Connecticut Energy also has a number of direct and indirect subsidiaries that are not "public-utility companies" under the Act. These include CNE Energy Services Group, Inc. ("CNE Energy"), CNE Development Corporation ("CNE Development") and CNE Venture-Tech, Inc. ("CNE Venture-Tech"). All three of these non-utility subsidiaries are Connecticut corporations.


     CNE Energy, a wholly-owned subsidiary of Connecticut Energy, provides an array of energy products and services to commercial and industrial customers throughout New England, both on its own and through its participation as a member of various energy-related limited liability companies. CNE Energy's principal subsidiaries are: (i) Energy East Solutions, LLC, a Delaware limited liability company described above; (ii) Total Peaking Services, LLC, a wholly-owned subsidiary of CNE Energy, which operates a 1.2 billion cubic foot liquefied natural gas open access storage facility in Milford, Connecticut; and
(iii) Conectiv/CNE Peaking, LLC, a wholly-owned subsidiary of CNE Energy, which provides a firm in-market supply source to assist energy marketers and local gas distribution companies in meeting the maximum demands of their customers by offering firm supplies for peak-shaving and emergency deliveries.

     CNE Development, a wholly-owned subsidiary of Connecticut Energy, is a 20 percent equity participant in East Coast Natural Gas Cooperative, LLC, which purchases and stores gas spot supplies, provides storage service utilization services and is involved in bundled sales.

     CNE Venture-Tech, a wholly-owned subsidiary of Connecticut Energy, invests in ventures that produce or market technologically advanced energy-related products. CNE Venture-Tech's investments include a 7.8884 percent limited partnership interest in Nth Power Technologies Fund I, L.P., which invests in companies that develop, produce and market innovative energy-related products; and CIS Service Bureau, LLC, a service bureau which provides access to customer-billing software and other related services for local distribution and other utility-type companies (including Southern Connecticut Gas) and which is wholly-owned by CNE Venture-Tech.

     For  the  twelve  months  ended  June  30,  2000,   electric   revenues  of
approximately $1,815,895,000 and gas revenues of approximately $457,361,000 accounted for approximately 80 percent and 20 percent, respectively, of Energy East's consolidated gross utility revenues. Energy East's utility operating income and utility net income available for common stock were $471,151,000 and $207,870,000, respectively. Consolidated assets of Energy East and its subsidiaries as of June 30, 2000, were approximately $4.1 billion, consisting of $2.4 billion in net utility plant and $1.7 billion in other utility and non-utility assets. For the twelve months ended June 30, 2000, consolidated operating revenues, operating income and net income for Energy East and its subsidiaries were approximately $2,372,588,000, $458,619,000, and $226,018,000,
respectively. Connecticut Energy's operating revenues totaled approximately $292,007,303 for the twelve months ended June 30, 2000. Connecticut Energy's consolidated net income for the same period was $7,995,301.

     2. CMP Group

     CMP Group is a holding company by virtue of owning, among others, directly or indirectly, more than five percent of the voting securities of Central Maine Power, Maine Electric Power Company, Inc. ("MEPCo"), NORVARCO and Maine Gas Co., all public utility companies as defined in the Act. CMP Group is exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act, by order of the Commission dated February 12, 1999.(9) CMP Group's principal utility subsidiary, Central Maine Power is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. As of June 30, 2000, there were 32,442,552 outstanding shares of common stock for CMP Group.

          a. Public Utility Operations of CMP Group

     Central Maine Power
     -------------------

     Central Maine Power is the largest electric utility in Maine and serves over 544,000 customers in its 11,000 square-mile service area in southern and central Maine. Central Maine Power had approximately $917 million in consolidated electric operating revenues in the twelve month period ended June 30, 2000. Central Maine Power is subject to the regulatory authority of the MPUC and FERC.

     Central Maine Power has divested and/or relinquished control over all of its generating assets and purchase power contracts and now functions as an electric transmission and distribution utility. Central Maine Power has sold its hydroelectric, fossil and biomass generating assets.(10) It has sold its entitlements to purchase capacity and energy under the NUG contracts, as well as its entitlements to energy from its 2.5% interest in the Millstone 3 nuclear plant ("Millstone 3") and from its 4% interest in the Vermont Yankee nuclear plant ("Vermont Yankee"), and its entitlement in a firm energy contract with Hydro Quebec. Further, Central Maine Power recently entered into an agreement to sell its ownership interest in Vermont Yankee, and it has reached an agreement with Northeast Utilities, the majority owner of Millstone 3 whereby Northeast Utilities will include Central Maine Power's interest in its planned auction of Millstone 3. The sales of generating capacity and entitlements to purchase capacity and energy under NUG contracts, nuclear interests and the Hydro Quebec contract were conducted pursuant to the requirements of Maine's recently enacted electric utility restructuring legislation and MPUC Rules and Regulations.(11) As of March 1, 2000, Central Maine Power no longer controls generation resources. Also beginning March 1, 2000, all retail electric consumers in Maine were authorized to choose their electric supplier. Under Maine law, Central Maine Power would be unable to serve retail customers except through the creation of a marketing affiliate or as directed by the MPUC. CMP Group has elected not to take the steps required under Maine's electric utility restructuring legislation to participate, through an affiliate, as a retail electric supplier. Under an order of the MPUC, Central Maine Power is required to arrange standard offer energy service for its medium and large commercial and industrial customers who do not select an electricity supplier. Central Maine Power has arranged service for those classes.

-----------------------
     (9) See CMP Group, Inc., et al., HCAR No. 26977 (Feb. 12, 1999) ("CMP Group").

     (10) Central Maine Power sold these assets to a non-affiliated third party, FPL Energy, a subsidiary of FPL Group.

     (11) 35-A M.R.S.A. S 3204; and Chapt. 307 MPUC Rules and Regulations.

     As of December 31, 1999, Central Maine Power's delivery system consisted of 2,288 miles of overhead transmission lines, 19,754 pole-miles of distribution lines and 155 miles of network underground and submarine cable. Central Maine Power is a member of the New England Power Pool ("NEPOOL") and has transferred control over its pool transmission facilities ("PTF") system to ISO New England Inc. ("ISO-NE").12 It maintains high-voltage connections with other electric systems at the New Hampshire and New Brunswick, Canada borders. As of June 30, 2000, there were 31,211,471 outstanding shares of Central Maine Power common stock.

     MEPCo and NORVARCO
     ------------------

     Central Maine Power currently has two electric utility subsidiaries, organized and operating exclusively in Maine: MEPCo and NORVARCO. (Central Maine Power, MEPCo and NORVARCO are referred to collectively as the "CMP Electric Utilities.") MEPCo owns and operates a 345kV transmission interconnection between the Maine-New Brunswick, Canada international border at Orient, Maine. Central Maine Power owns a 78.3 percent voting interest in MEPCo, with the remaining interests owned by two other Maine utilities. Also, NORVARCO holds a 50 percent general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection.


     Maine Gas Co.
     -------------

     Maine Gas Co., a natural gas distribution company, is a joint venture of New England Gas Development Corporation and Enterprises. New England Gas Development Corporation, a wholly-owned subsidiary of CMP Group, holds an approximately 17.2 percent interest in Maine Gas Co.

     Other Nuclear Interests
     -----------------------


     Central Maine Power owns a 38 percent voting interest in Maine Yankee Atomic Power Company, which owns the Maine Yankee nuclear electric generating plant in Wiscasset, Maine. Maine Yankee's plant was permanently shut down on August 6, 1997. Central Maine Power also holds (i) a 9.5 percent voting interest in Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, and (ii) a six percent voting interest in Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut.

------------------------
     (12) New England Power Pool, 79 F.E.R.C. 61,374 (1997). The ISO-NE operates the transmission systems of all of the public utility system in New England. A detailed description of the ISO-NE appears in Item 3.C.2.(b).(ii).

          b. Non-Public Utility Affiliates of CMP Group

     CMP Group's non-utility subsidiaries are as follows (All companies involved in telecommunication are either exempt telecommunication companies under Section 34 of the Act or applicant expects to seek ETC status with respect to such companies.):

     -- CNEX (trade name for CMP International Consultants) previously provided consulting, planning, training, project management, and information and research services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services. CNEX has been dissolved, effective August 28, 2000.

     -- MaineCom Services ("MaineCom") provides telecommunications services, including point-to-point connections, private networking, consulting, private voice and data transport, carrier services, and long-haul transport. It is subject to regulation by the MPUC with respect to making available a fiber optics cable for public use in Maine. MainCom has three subsidiaries, New England Business Trust, New England Investment Corporation, and New England Security Corp., that have or will obtain status as exempt telecommunications companies.

     -- NorthEast Optic Network, Inc. ("NEON") develops, constructs, owns and operates a fiber optic telecommunications system in New York and New England. New England Business Trust, a wholly-owned subsidiary of MaineCom, owns 26.8 percent of NEON's common stock.

     -- TeleSmart previously provided, for utility companies, collections and related accounts receivable management services and had a division which collected charged-off accounts. TeleSmart ceased operations on May 1, 2000, and was dissolved on July 11, 2000.

     -- Central Securities Corporation owns and leases office and service facilities in Central Maine Power's service territory for the conduct of Central Maine Power's business. Central Maine Power owns all of the outstanding common stock of Central Securities.

     -- Cumberland Securities Corporation also owns and leases office and service facilities in Central Maine Power's service territory for the conduct of Central Maine Power's business. Central Maine Power owns all of the outstanding common stock of Cumberland Securities. As described in Exhibit H-5, Applicants will dispose of real property used for agricultural and mobile home lot purposes within three years.

     -- The Union Water-Power Company ("Union Water") provides utility construction and support services (On Target division); energy efficiency performance contracting and energy use and management services (Combined Energies division); and utility-related real estate development services (UnionLand Services). Union Water's Maine HomeCrafters division, which was in the business of brokering and financing pre-fabricated housing, has been sold. As described in Exhibit H-5, Applicants request that the Commission reserve jurisdiction for nine months, pending completion of the record, regarding the retainability of certain real estate properties owned by UnionLand. Union Water is a wholly-owned subsidiary of CMP Group.

     For the twelve months ended June 30, 2000, CMP Group's operating revenue on a consolidated basis was approximately $962,000,000, of which approximately $917,000,000 was derived from electric operations, and $45,000,000 from other operations. Consolidated assets of CMP Group and its subsidiaries at June 30, 2000 were approximately $828,104,000 in net electric utility property, plant and equipment; and approximately $938,679,000 in other corporate assets.

     3. CTG Resources

     CTG Resources is the parent company of Connecticut Natural Gas Corporation ("CNGC"), a regulated local natural gas distribution company, and of CNG Realty Corp. ("CNGR") and The Energy Network, Inc. ("TEN"), non-utility subsidiaries. CTG Resources is a holding company by virtue of owning all of the common stock of CNGC, a public utility company as defined in the Act, which owns and operates a local natural gas distribution system in the State of Connecticut. CTG Resources is currently exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act and Rule 2 thereunder. As of June 30, 2000, there were 8,620,212 outstanding shares of CTG Resources common stock.

          a. Public Utility Affiliate of CTG Resources

     Connecticut Natural Gas Corporation
     -----------------------------------

     CNGC, the regulated subsidiary of CTG Resources, distributes gas to approximately 145,000 customers in 22 Connecticut communities, principally in the Hartford-New Britain area and Greenwich. CNGC's gas distribution business is subject to regulation by the DPUC as to franchises, rates, standards of service, issuance of securities, safety practices and certain other matters. Retail sales of gas by CNGC and deliveries of gas owned by others are made pursuant to rate schedules and contracts filed with and subject to DPUC approval. As of June 30, 2000, there were 10,634,496 outstanding share of CNGC common stock.

          b. Non-Public Utility Affiliates of CTG Resources

     -- CNGR, formed in 1977, owns the Operating and Administrative Center located on a seven-acre site in downtown Hartford, Connecticut. CNGR engages in no other business activity.

     -- TEN is an unregulated subsidiary of CTG Resources, which was incorporated in 1982. TEN and its wholly-owned subsidiary, The Hartford Steam Company ("HSC"), provide district heating and cooling services to a number of large buildings in Hartford, Connecticut.

     --   TEN's wholly-owned subsidiary,  TEN Transmission,  owns CTG Resources'
          4.87 percent interest in Iroquois Gas Transmission System.

     -- TEN's partially-owned subsidiary, Downtown Cogeneration Associates Limited Partnership, owns and operates a cogeneration facility in Hartford, Connecticut.

     -- TEN's wholly owned subsidiary, ENI Gas Services, Inc., owns a 99% interest in KBC Energy Services, a partnership that previously was engaged in gas marketing services. KBC Energy Services ceased operations in November 1998, and it is anticipated that KBC Energy Services will be dissolved by the end of 2000. After KBC Energy Services is dissolved, ENI Gas Services, Inc. will be dissolved or merged into TEN.

     -- TEN's wholly owned subsidiary, TEN Gas Services, Inc., owns a 1% interest in KBC Energy Services, a partnership that previously was engaged in gas marketing services. KBC Energy Services ceased operations in November 1998, and it is anticipated that KBC Energy Services will be dissolved by the end of 2000. After KBC Energy Services is dissolved, TEN Gas Services, Inc. will be dissolved or merged into TEN.

     -- KBC Energy Services, a partnership that is 99% owned by ENI Gas Services, Inc., and 1% owned by TEN Gas Services, Inc., previously was engaged in gas marketing services. KBC Energy Services ceased operations in November 1998, and it is anticipated that KBC Energy Services will be dissolved by the end of 2000.

     -- TEN's other unregulated operating divisions offer energy equipment rentals, property rentals and financing services and own a 3,000 square foot building in Hartford, Connecticut.

     For the twelve months ended June 30, 2000, CTG Resources' operating revenues on a consolidated basis were approximately $320,091,000, of which approximately $292,376,000 were derived from gas operations and $27,715,000 were from other operations. Consolidated assets of CTG Resources and its subsidiaries at June 30, 2000 were approximately $295,507,000 in gas utility property, plant and equipment; and approximately $191,490,000 in other corporate assets.

     4. Berkshire Energy

     Berkshire Energy is the parent company of The Berkshire Gas Company ("Berkshire Gas"), a regulated local natural gas distribution company, Berkshire Propane, Inc. ("Berkshire Propane"), a retail propane company, and Berkshire Service Solutions, Inc. (formerly Berkshire Energy Marketing, Inc.)("Service Solutions"), an energy marketing and energy services business. Berkshire Energy is a public utility holding company by virtue of its owning all of the common stock of Berkshire Gas, a public utility company as defined in the Act. Berkshire is currently exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act and Rule 2 thereunder. As of June 30, 2000, there were 2,528,819 outstanding shares of Berkshire Energy common stock.

          a. Public Utility Affiliate of Berkshire Energy

          The Berkshire Gas Company
          -------------------------

     Berkshire Gas, the regulated public utility subsidiary of Berkshire Energy, sells and distributes natural gas to approximately 34,000 retail customers in 19 communities in western Massachusetts. Berkshire Gas operates a natural gas distribution system comprising some 694 miles of natural gas distribution mains. Berkshire Gas is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE"). Berkshire Gas is a "natural gas company" under Section 2(6) of the Natural Gas Act, 15 U.S.C. 717(a)(6), with respect to certain sales for resale of natural gas. Berkshire Gas has secured a "blanket certificate" for such transactions from the FERC. As of June 30, 2000, there were 2,528,819 outstanding shares of Berkshire Gas common stock.

          b. Non-Public Utility Affiliates of Berkshire Energy

     The non-public utility affiliates of Berkshire Energy are Berkshire Propane and Service Solutions.

     --   Berkshire   Propane  provides  propane  service  to  more  than  6,000 customers in more than 100 communities across a 5,000 square mile area in western Massachusetts, eastern New York and southern Vermont.

     -- Service Solutions provides one-stop natural gas services to commercial and industrial customers. Service Solutions entered into a strategic alliance with Energy East Solutions, LLC.

     For the twelve months ended June 30, 2000, Berkshire Energy's operating revenues on a consolidated basis were approximately $55,807,000, of which approximately $47,056,000 were derived from natural gas operation. Consolidated assets of Berkshire Energy and its subsidiaries as of June 30, 2000 were approximately $82,870,000 in natural gas utility property, plant and equipment, and approximately $31,129,000 in other corporate assets.


C.      DESCRIPTION OF THE MERGER

     1. CMP Group Merger Agreement

     On June 14, 1999, CMP Group, Energy East and EE Merger Corp. entered into the CMP Group Merger Agreement, pursuant to which, EE Merger Corp. will merge with and into CMP Group, with CMP Group being the surviving corporation and becoming a wholly-owned subsidiary of Energy East. The CMP Group Merger, which was unanimously approved by the respective boards of directors of CMP Group, Energy East and EE Merger Corp., is expected to occur shortly after all of the conditions to the consummation of the CMP Group Merger, including the receipt of required regulatory and shareholder approvals, are satisfied.


     Under the terms of the CMP Group Merger Agreement, each outstanding share of CMP Group's common stock, $5.00 par value per share, other than dissenting shares and any treasury shares or shares owned by CMP Group, Energy East or any of their subsidiaries, will be converted into the right to receive $29.50 in cash. Pursuant to the CMP Group Merger Agreement, approximately $957 million in cash will be paid to holders of shares of CMP Group common stock.

     2. CTG Resources Merger Agreement

     On June 29, 1999, CTG Resources entered into the CTG Resources Merger Agreement with Energy East and Oak Merger Co. ("Oak"), pursuant to which CTG Resources will merge with and into Oak.

     Under the terms of the CTG Resources Merger Agreement, each outstanding share of CTG Resources common stock, other than dissenting shares, will be converted into the right to receive: (i) $41.00 in cash ("CTG Resources Cash Consideration"); or (ii) a number of shares of Energy East common stock equal to the Exchange Ratio; or (iii) the right to receive a combination of cash and shares of Energy East common stock. The "Exchange Ratio" shall be equal to the CTG Resources Cash Consideration divided by either: (i) the Energy East share price if the Energy East share price is equal to or less than $30.13 and equal to or more than $23.67, (ii) $30.13 if the Energy East share price is greater than $30.13, in which case the Exchange Ratio will equal 1.3609, or (iii) $23.67 if the Energy East share price is less than $23.67, in which case the Exchange Ratio will equal 1.7320. The Energy East share price will equal the average of the closing prices of Energy East common stock as reported in the Wall Street Journal, for the 20 trading days immediately preceding the second trading day prior to the effective time of the CTG Resources Merger. The aggregate number of shares of CTG Resources' common stock that is convertible into cash is limited to 55 percent of the total number of shares of CTG Resources common stock issued and outstanding as of the effective time of the CTG Resources Merger.


     3. Berkshire Energy Merger Agreement

     On November 9, 1999, Berkshire Energy, Energy East and Mountain Merger LLC entered into the Berkshire Energy Group Merger Agreement, pursuant to which Mountain Merger LLC will merge with and into Berkshire Energy, with Berkshire Energy being the surviving company and becoming a wholly-owned subsidiary of Energy East. The Berkshire Energy Merger, which was unanimously approved by the participating members of the board of trustees of Berkshire Energy, the board of directors of Energy East and the managers of Mountain Merger LLC, is expected to occur shortly after all of the conditions to the consummation of the Berkshire Energy Merger, including the receipt of required regulatory and shareholder approvals, are satisfied.

     Under the terms of the Berkshire Energy Merger Agreement, each outstanding Berkshire Energy common share, without par value, other than any treasury shares or shares owned by Berkshire Energy, Energy East or any of their subsidiaries, will be converted into the right to receive $38.00 in cash. Pursuant to the Berkshire Energy Merger Agreement, approximately $96 million in cash will be paid to holders of Berkshire Energy common shares.

D.     MANAGEMENT AND OPERATION OF THE COMPANIES FOLLOWING THE MERGER



     At the effective date of the CMP Group Merger, David T. Flanagan, the current President and Chief Executive Officer of CMP Group, and two current directors of CMP Group will be elected as members of the Board of Directors of Energy East. At that time, Mr. Flanagan will become President of Energy East and

Chairman, President and Chief Executive Officer of CMP Group following its merger with EE Merger Corp. (which will be a subsidiary of Energy East), and Arthur W. Adelberg, who currently serves as Executive Vice President and Chief Financial Officer of CMP Group, will become a Senior Vice President and the Chief Financial Officer of Energy East. Sara J. Burns, who currently serves as President of Central Maine Power, will continue serving as President of Central Maine Power after consummation of the CMP Group Merger. F. Michael McClain, Vice President, Corporate Development of CMP Group, will serve as the President of one or more non-utility subsidiaries of Energy East, Xenergy Enterprises, and/or CMP Group after the CMP Group Merger becomes effective.

     Commencing at the effective date of the CTG Resources Merger, and continuing until his successor is duly elected, Arthur C. Marquardt will be President and Chief Executive Officer of CTG Resources following its merger with Oak Merger Co. and will hold other positions in other subsidiary corporations of Energy East as specified in his employment agreement. One director of CTG Resources will become a director of Energy East.


     The officers of Oak Merger Co. immediately prior to the consummation of the CTG Resources Merger will be the initial officers of the surviving corporation (except that Mr. Marquardt will be the President and Chief Executive Officer of the surviving corporation) and will hold office from the effective date until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the surviving corporation.


     At the effective date of the Berkshire Energy Merger, Robert M. Allessio, the current President and Chief Operating Officer of Berkshire Gas and Vice President of Berkshire Energy, will become President and Chief Executive Officer of Berkshire Energy (which will be a subsidiary of Energy East) and of Berkshire Gas. Michael J. Marrone, who currently serves as Vice President, Treasurer and Chief Financial Officer of Berkshire Gas, will continue serving as Vice President, Treasurer and Chief Financial Officer of Berkshire Gas after the Berkshire Energy Merger. Cheryl M. Clark, who currently serves as Clerk of Berkshire Gas, will continue serving as Clerk of Berkshire Gas after the Berkshire Energy Merger.

ITEM 2. FEES, COMMISSIONS AND EXPENSES


     The fees, commissions and expenses to be paid or incurred, directly or indirectly, by the Companies in connection with the Merger, including the solicitation of proxies, the payment of legal and investment banker fees and other related matters are estimated as follows:

     Commission filing fee for the Registration Statement on Form S-4
     in connection with the CTG Resources Merger                       $ 67,915.

     Commission filing fee for the CMP Group Proxy Statement            194,289.

     Commission filing fee for the Berkshire Energy Proxy Statement      19,178.

     Accountants' fees                                                  550,000.

     Legal fees and expenses                                          6,500,000.

     Shareholder communication and proxy solicitation                   451,900.

     Investment bankers' fees and expenses                           22,075,000.

     Consulting fees related to the Merger                            1,750,000.

     Expenses related to integrating the operations of the merged company
     and miscellaneous                                                6,891,718.

     TOTAL                                                          $38,500,000.
                                                                    ============

ITEM 3. APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

     Section of the Act Transactions to which section or rule is or may be applicable -

     9(a)(2), 10 Acquisition indirectly by Energy East of common stock of public utility subsidiaries of CMP Group, CTG Resources, and Berkshire Energy.

     8, 11(b) Retention by Energy East of its existing retail gas utility operations; retention by Energy East of non-utility businesses of Energy East, CMP Group, CTG Resources, and Berkshire Energy; and operation of Energy East as a combination electric and gas utility holding company.

     3(a)(1) Exemption of CTG Resources, Connecticut Energy, Berkshire Energy from registration under the Act.

     3(a)(2) Exemption of Central Maine Power from  registration  under the Act.

     To the extent that other sections of the Act are deemed applicable to the Merger, such sections should be considered to be set forth in this Item 3.


Background

     As discussed in detail below, until recently both NYSEG and Central Maine Power were vertically integrated utilities, and each provided "bundled" sales service (i.e., energy, capacity, ancillary services, transmission and local distribution, combined to be a single product -- delivered electricity) to wholesale and retail customers. Prior to its recent divestiture of generating assets, NYSEG owned approximately 2,557 MW of generating capacity and Central Maine Power owned approximately 1,070 MW of generating capacity. Also, within their franchised service areas, both NYSEG and Central Maine Power were granted the exclusive right to provide electricity to their retail customers.

     The historical industry structure of vertically integrated utilities providing electric service within franchised service areas began to change with the development of the "generation-only" power business that was mobilized by the enactment of the Public Utility Regulatory Policies Act of 1978 ("PURPA") and the Energy Policy Act of 1992. Also contributing to this change were the actions of state and federal regulators in attempting to overcome the inherent incentive for vertically integrated companies to use their transmission and distribution systems to favor sales from their own (or affiliated) generating resources or their purchased power contracts, over energy provided by unaffiliated suppliers. Regulators were concerned that utilities would limit competition at the generation level, which would otherwise have imposed downward pressure on prices, to the advantage of customers. As described more fully below, the policy underlying recent state and federal policy has been to reduce or eliminate the incentives and opportunities for vertically integrated utilities to constrain competition, by requiring utilities to divest generation, to separate "functionally" their merchant functions from their transmission functions, and to transfer operational control of their transmission systems to Regional Transmission Organizations ("RTOs"). Many state and federal policy makers have concluded that competition at the generation level is fostered by according retail customers the right to obtain "unbundled" electric energy from a supplier of their choice, and, with respect to retail and wholesale customers, by requiring utilities to provide open-access, nondiscriminatory transmission and distribution service over their transmission and distribution systems.

     In states in which these types of structural changes have been implemented, transmission-owning utilities no longer have the ability to dictate which generation units or purchased power contracts will be dispatched to serve customer load. Instead, that selection is made through a competitive process, either in the form of bilateral contracts between the seller and buyer (or representatives of either) or through an established centralized market or power exchange. In either case, the operation and dispatch of generation is no longer performed or controlled by the transmission-owning distribution utility, but rather by unaffiliated buyers and sellers responding to the laws of supply and demand in accordance with the policies of an RTO.


     The fundamental changes in the historical structure of the utility industry have profound effects on the "integration" and operation as a "single interconnected and coordinated system," as these terms are used in the Act. The Companies are well aware of the considerable challenge the Commission faces in applying the Act to an evolving industry structure. Thus, the Companies are including in this section of the Application/Declaration a detailed description of the industry restructuring to date in both New York and New England in order to assist in the Commission's review and to establish the framework for integration as applied to the Merger.

A.      SECTION 9(A)(2)

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

     Energy East, CMP Group, CTG Resources, and Berkshire Energy are holding companies as defined in Section 2(a)(5) of the Act. As a result of the Merger, Energy East, directly or indirectly, will acquire more than five percent of the voting securities of the public utility subsidiaries of CMP Group, CTG Resources, and Berkshire Energy. Energy East will thus become an "affiliate," as defined in Section 2(a)(11)(A) of the Act, of the public utility subsidiaries of CMP Group, CTG Resources, and Berkshire Energy. Accordingly, Energy East must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     The Companies believe that the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.
Thus:

     - the Merger will not create detrimental interlocking relations or concentration of control;

     -    the consideration to be paid in the Merger is fair and reasonable;

     - the Merger will not result in an unduly complicated capital structure for the post-Merger Energy East system;

     - the Merger is in the public interest and the interests of investors and consumers;

     -    the Merger is consistent with Sections 8 and 11 of the Act;

     - the Merger tends toward the economical and efficient development of an integrated public utility system; and

     -    the Merger will comply with all applicable state laws.

     The Commission's approval of this Application/Declaration will facilitate the creation of a holding company which will be better able to compete in the rapidly evolving utility industry, and is consistent with the Commission's precedents for transactions previously approved by the Commission under the Act. Additionally, the Merger and the requests contained in this Application/Declaration are consistent with the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report").(13) The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation and minimize regulatory overlap, while protecting the interests of consumers and investors," is germane to the Commission's review of this Application/Declaration since, as demonstrated below, the Merger will benefit both consumers and shareholders of post-Merger Energy East and since the other federal and state regulatory authorities with jurisdiction over the Merger are expected to approve the Merger as in the public interest. In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to utility ownership(14) and diversification,(15) in particular, are applicable to the Merger.



---------------------------
     (13) Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report.

     (14) Among other things, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of
Section 2(a)(29); the geographic requirements of Section 2(a)(29)(A) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-77.

     (15) The 1995 Report recommends that, for example, the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90. The recommendations regarding energy-related diversification were incorporated in Rule 58.

B.      SECTION 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.


     1.   Section 10(b)(1)

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system.(16) In applying
Section 10(b)(1) to utility acquisitions, the Commission must Determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."(17) As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.(18)


---------------------------
     (16) American Elec. Power Co., 46 S.E.C. 1299, 1309 (1978).

     (17) Vermont Yankee Nuclear Corp., 43 S.E.C. 693,700 (1968).

     (18) American Elec. Power Co., 46 S.E.C. at 1307 (1978).

     The Merger is not being undertaken for the purpose of extending Energy East's control over regulated public utilities and will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. The primary objective of Energy East in the Merger is to become positioned to participate in the growing and increasingly competitive northeastern United States energy market. The Applicants believe that their combination provides a unique opportunity for Energy East, CMP Group, CTG Resources, and Berkshire Energy and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in New York, Maine, Connecticut, Massachusetts and other states.

     Size: If approved, the post-Merger Energy East system will serve approximately 1,374,000 electric customers in two states, and approximately 594,000 gas customers in four states. At June 30, 2000, (1) the combined assets of post-merger Energy East, CMP Group, CTG Resources, and Berkshire Energy would have totaled approximately $6.6 billion ; and (2) the combined operating revenues of these Companies for the twelve months ended June 30, 2000, would have totaled approximately $3.7 billion.

     By comparison, there are several companies that are significantly larger than the post-Merger Energy East system. The tables attached as Exhibit K-1 to this Application/Declaration show the post-Merger Energy East system's relative size as compared to other electricity and gas companies in terms of operating revenues, assets and customers, on both a regional and a national basis. This chart supercedes the chart submitted in Amendment 4, page 31.

     As illustrated by the tables in Exhibit K-1, Energy East will be small in comparison to the total of electricity and gas utilities operating in contiguous regions, as well as in comparison to the total of all utilities in the United States. The assets, operating revenues and customers of Energy East will comprise a relatively small percentage of electricity and gas utilities operating in contiguous regions, and a very small percentage of total electric and gas all utilities in the United States. Energy East's operations will not exceed the economies of scale of current electric generation and transmission technology, or gas transportation technology, or provide undue power or control to Energy East in the region in which it will provide service.(19)

     Efficiencies and economies: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative, particularly in light of the improved economies of scale that can be achieved through a combination.(20)


---------------------------
     (19) Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935 as of July 1, 1999 (data provided is as of Dec. 31, 1998).

     (20) See, e.g., 1995 Report at 73-4; Centerior Energy Corp., HCAR No. 24073 (April 29, 1986).

     By virtue of the Merger, post-Merger Energy East will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co.(21) Among other things, the Merger is expected to yield significant capital expenditure savings through facilities consolidation, corporate and administrative programs, non-fuel purchasing economies and combined gas supply. These expected economies and efficiencies from the combined utility operations are described in greater detail below.

     Competitive Effects: In Northeast Utilities(22) the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Energy East, CMP Group, CTG Resources and Berkshire Energy will file Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition in the relevant markets. It is a condition to the consummation of each of the CMP Group, CTG Resources and Berkshire Energy Mergers that the applicable waiting periods under the HSR Act shall have expired or been terminated.

     In addition, the competitive impact of the CMP Group Merger has been considered pursuant to the October 1, 1999 filing of Energy East and CMP Group with FERC under Section 203 of the Federal Power Act. A detailed explanation concerning why such merger will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Stephen Henderson, an economist and Vice President of PHB Hagler Bailly, filed with the FERC application. Mr. Henderson's testimony addresses potential horizontal and vertical market power issues by analyzing not only Energy East's merger with CMP Group, but also its acquisition of the natural gas operations of Connecticut Energy and CTG Resources.(23) Mr. Henderson concludes that no market power concerns are raised by the proposed transactions. A copy of the FERC application, including Mr. Henderson's prepared testimony as an attachment, has been filed as Exhibit D-1. On March 29, 2000 FERC ruled that the CMP Group Merger will not significantly affect competition in any relevant market. FERC's order is attached hereto at Exhibit D-2.


--------------------------
     (21) American Elec. Power Co., Inc., 46 S.E.C. 1299, 1309 (1978).

     (22) Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990).

     (23) Energy East and CMP Group amended their FERC application to include a supplemental affidavit from Mr. Henderson, to account for vertical market power effects of the acquisition of Berkshire Energy. A copy of the amended FERC application was filed as an amendment to Exhibit D-1 to this Application/Declaration.

     The Merger has been carefully structured to protect the interests of consumers and other local interests while ensuring that the only management interlocks created are those which are necessary to integrate CMP Group, CTG Resources and Berkshire Energy into the Energy East system. Furthermore, there will be continuity of management because, following the Merger, the management of the regulated utility subsidiaries of CMP Group, CTG Resources and Berkshire Energy will largely be comprised of their respective current management. In addition, the CMP Group Merger Agreement provides that the current Central Maine Power Board of Directors will serve as an advisory board to Central Maine Power, the CTG Resources Merger Agreement provides that the current CTG Resources Board of Directors will serve as an advisory board to the surviving company, and the Berkshire Energy Merger Agreement provides that the current Berkshire Energy Board of Trustees will serve as an advisory board to Berkshire Energy. Such continuity of management oversight will help to assure that the management of the regulated utility subsidiaries of CMP Group, CTG Resources and Berkshire Energy remain responsive to local regulation and to other essentially local interests. For the reasons set forth above, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     2.   Section 10(b)(2)

          a.   Reasonableness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by Energy East to the holders of CMP Group common stock, CTG Resources common stock, and Berkshire Energy common shares in connection with the Merger, including fees and expenses of the Merger, is reasonable and whether it bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the most recent quarterly price data, high and low, for CMP Group, CTG Resources, and Berkshire Energy common shares provide support for the consideration paid in the Merger. Comparative Per Share Market Price:

                            PRICE RANGE
         ENERGY EAST       HIGH      LOW
         1997
         First Quarter   $  12.25  $ 10.625
         Second Quarter  $  11.25  $10.3125
         Third Quarter   $13.5938  $10.4063
         Fourth Quarter  $ 17.875  $ 12.875

         1998
         First Quarter   $  20.25  $16.5313
         Second Quarter  $22.0938  $19.4689
         Third Quarter   $25.6875  $19.9375
         Fourth Quarter  $  29.00  $ 23.375


                                     - 23 -

         1999
         First Quarter   $ 28.625  $24.5625
         Second Quarter  $ 28.125  $  24.75
         Third Quarter   $27.0625  $ 22.625


          *Per share amounts have been restated to reflect Energy East's two-for-one common stock split effective April 1, 1999.

                            PRICE RANGE
         CMP GROUP         HIGH      LOW
         1997
         First Quarter   $ 11.625  $  10.50
         Second Quarter  $  12.75  $  10.00
         Third Quarter   $13.5625  $12.0625
         Fourth Quarter  $  15.50  $ 12.875
         1998
         First Quarter   $17.8125  $  15.25
         Second Quarter  $ 20.375  $17.0625
         Third Quarter   $  20.50  $16.9375
         Fourth Quarter  $  20.00  $  16.75
         1999
         First Quarter   $19.5625  $  16.25
         Second Quarter  $  26.75  $  17.75
         Third Quarter   $  27.00  $  26.00


                            PRICE RANGE
         CTG RESOURCES     HIGH      LOW
         1997
         First Quarter   $ 25.375  $ 21.375
         Second Quarter  $  22.25  $  20.75
         Third Quarter   $23.8125  $ 21.625
         Fourth Quarter  $  26.50  $  22.75
         1998
         First Quarter   $  26.75  $ 23.375
         Second Quarter  $25.9375  $21.9375
         Third Quarter   $  24.50  $ 22.375
         Fourth Quarter  $26.3125  $ 22.625
         1999
         First Quarter   $ 26.375  $  22.25
         Second Quarter  $  36.75  $ 22.125
         Third Quarter   $ 37.188  $  34.25

                            PRICE RANGE
         BERKSHIRE ENERGY   HIGH    LOW
         1997
         First Quarter     17-1/2  15-1/4
         Second Quarter        16      15
         Third Quarter     17-3/8  15-1/4
         Fourth Quarter    23-1/2  16-1/4
         1998
         First Quarter     25-5/8  21-1/2
         Second Quarter    24-3/4  21-5/8
         Third Quarter         25  19-1/2
         Fourth Quarter    24-1/4      20
         1999
         First Quarter     23-1/8  18-1/2
         Second Quarter    23-3/4  16-1/4
         Third Quarter     26-7/8  23-1/2


     On June 14, 1999, the last full trading day before the public announcement of the execution and delivery of the CMP Group Merger Agreement, the closing price per share of CMP Group common stock as reported on the NYSE -- Composite Transaction of CMP Group common stock was $20-1/16. On June 29, 1999, the last full trading day before the public announcement of the execution and delivery of the CTG Resources Merger Agreement, the closing price per share of CTG Resources common stock as reported on the NYSE-- Composite Transaction of CTG Resources common stock was $35.625. On November 9, 1999, the last full trading day before the public announcement of the execution and delivery of the Berkshire Energy Merger Agreement, the closing price per share of Berkshire Energy common shares as reported by the National Quotation Bureau, Incorporated was $33.


     In its determinations as to whether or not a price meets the reasonableness standard, the Commission has considered whether the price was decided as the result of arms length negotiations(24) and the opinions of investment bankers,(25) among other things. For the reasons given below, there is no basis in this case for the Commission to make any negative findings concerning the consideration being offered by Energy East in the Merger. The Commission has previously recognized that when the consideration to be paid in an acquisition is the result of arms length negotiations between the management of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied.(26) The agreed-upon level of consideration was the product of extensive and vigorous arms length negotiations between Energy East and each of CMP Group, CTG Resources and Berkshire Energy. These negotiations were preceded by appropriate due diligence, analysis and


----------------------
     (24) In the Matter of American Natural Gas Company, HCAR No. 15620 (Dec. 12, 1966).

     (25) Consolidated Natural Gas Company, HCAR No. 25040 (Feb. 14, 1990).

     (26) Entergy Corporation, et al, HCAR No. 25952 (Dec. 17, 1993); The Southern Company, et al., 40 S.E.C. Docket 350 at 352 (Feb. 12, 1988).

evaluation of the assets, liabilities and business prospects of the respective companies. An extensive discussion of the negotiations that took place in connection with the CMP Group Merger is found at pages 17-20 of the CMP Group Proxy Statement, incorporated by reference as Exhibit C-2. An extensive discussion of the negotiations that took place in connection with the CTG
Resources Merger is found at pages 27-32 of the CTG Resources Proxy Statement/Prospectus, incorporated by reference as Exhibit C-1. An extensive discussion of the negotiations that took place in connection with the Berkshire Energy Merger is set forth in the Berkshire Energy Proxy Statement, which was filed as Exhibit C-3.

     Investment bankers for CMP Group, CTG Resources, and Berkshire Energy have reviewed extensive information concerning the CMP Group Merger, the CTG Resources Merger and the Berkshire Energy Merger, have analyzed the conversion ratios employing a variety of valuation methodologies, and have opined that the conversion ratios are fair, from a financial point of view, to the respective holders of CMP Group common stock, CTG Resources common stock and Berkshire Energy common shares. The investment bankers' analyses and opinions are incorporated by reference as Exhibits G-1, G-2 and G-2a. A copy of Warburg
Dillon Read's opinion is attached as Appendix B to the CMP Group Proxy Statement, incorporated by reference as Exhibit C-2. A copy of PaineWebber's opinion is attached as Appendix B to the CTG Resources Proxy Statement/Prospectus, incorporated by reference as Exhibit C-1. A copy of Tucker Anthony Cleary Gull's ("Tucker Anthony") opinion was attached as Appendix B to the Berkshire Energy Proxy Statement, which was filed as Exhibit C-3.

     Finally, Energy East engaged Morgan Stanley Dean Witter and Co. with respect to the CTG Resources Merger, Goldman Sachs & Co. with respect to the CMP Merger and Chase Securities, Inc. with respect to the Berkshire Energy Merger. Each provided a "fairness" opinion regarding these respective transactions to the Energy East Board of Directors. In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, the Companies believe that the conversion ratios fall within the range of reasonableness, and the consideration to be paid in the CMP Group Merger, the CTG Resources Merger and the Berkshire Energy Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of CMP Group, CTG Resources and Berkshire Energy.

          b.   Reasonableness of Fees

     The Companies believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers, that they are consistent with recent precedent, and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, Energy East, CMP Group, CTG Resources and Berkshire Energy, together, expect to incur a combined total of approximately $34 million in fees, commissions and expenses in connection with the Merger, excluding expenses related to integrating the operations of the merged company. Such fees will be paid on an arms length basis to third parties and are consistent with fees, commissions and expenses paid for similar transactions and approved by the Commission as reasonable. For example, Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire, and Entergy incurred $38 million in fees in connection with its recent acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission.(27)

----------------------
     (27) See Northeast Utilities, HCAR No. 25548 (June 3, 1992); Entergy Corp., HCAR No. 5952 (Dec. 17, 1993).

     The Companies also believe that the financial advisory fees payable to their respective investment bankers are fair and reasonable for similar reasons. Pursuant to its engagement letter, CMP Group paid Warburg Dillon Read $1 million upon the rendering of Warburg Dillon Read's fairness opinion. In addition, Warburg Dillon Read received $100,000 upon the execution of the engagement letter and is receiving a $50,000 quarterly retainer. Upon the approval of the CMP Group Merger Agreement by shareholders, Warburg Dillon Read received an additional $1 million. At the completion of the CMP Group Merger, Warburg Dillon Read will receive a fee equal to 0.6 percent of the aggregate consideration paid in the CMP Group Merger, which fee is expected to equal approximately $5.74 million, less the amount of all fees previously paid. CMP Group has agreed to indemnify Warburg Dillon Read against certain liabilities under federal securities laws, relating to or arising out of its engagement.


     Pursuant to its engagement letter with CTG Resources dated June 25, 1998, PaineWebber has earned a retention fee of $200,000 and a fee of approximately $1,742,000 for the rendering of a fairness opinion. In addition, PaineWebber will receive a fee of approximately $1,642,000 upon completion of the CTG Resources Merger, and will be reimbursed for certain related expenses. PaineWebber will not be entitled to any additional fees or compensation in the event the CTG Resources Merger is not approved or otherwise completed. CTG Resources also separately agreed to indemnify PaineWebber against certain liabilities, including liabilities under federal securities laws.

     Pursuant  to the  engagement  letter  between  Berkshire  Energy and Tucker
Anthony Cleary Gull, Berkshire Energy paid Tucker Anthony $300,000 upon the rendering of Tucker Anthony's fairness opinion. In addition, Tucker Anthony received a $25,000 payment upon the execution of the engagement letter. Upon the approval of the merger agreement by the shareholders of Berkshire Energy, Tucker Anthony will receive an additional payment of approximately $1.2 million. Berkshire Energy has agreed to indemnify Tucker Anthony against certain liabilities under federal securities laws, relating to or arising out of its engagement.

     Pursuant to the engagement letter between Energy East and Goldman Sachs, Energy East paid Goldman Sachs $2.3 million upon the public announcement of the CMP Group Merger Agreement. In addition, Goldman Sachs received $2.3 million upon the approval of the CMP Group Merger Agreement by the shareholders of CMP Group. Goldman Sachs will receive an additional payment of $2.4 million at the completion of the CMP Group Merger. Energy East has agreed to indemnify Goldman Sachs against certain liabilities under federal securities laws, relating to or arising out of its engagement.

     Pursuant to the engagement letter between Energy East and Morgan Stanley Dean Witter, Energy East paid Morgan Stanley Dean Witter $1.2 million upon the public announcement of the CTG Resources Merger Agreement. In addition, Morgan Stanley Dean Witter received $1.2 million upon the approval of the CTG Resources Merger Agreement by the shareholders of CTG Resources. Morgan Stanley Dean Witter will receive an additional payment of $1.3 million at the completion of the CTG Resources Merger. Energy East has agreed to indemnify Morgan Stanley Dean Witter against certain liabilities under federal securities laws, relating to or arising out of its engagement.

     Pursuant to the engagement letter between Energy East and Chase Securities, Energy East paid Chase Securities $350,000 upon the public announcement of the Berkshire Energy Merger Agreement. Energy East has agreed to indemnify Chase Securities against certain liabilities under federal securities laws, relating to or arising out of its engagement.

     The investment banking fees paid by CMP Group, CTG Resources, Berkshire Energy, and Energy East are lower than fees paid in other similar transactions and approved by the Commission as reasonable. The fees reflect the financial marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.


     3.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the Merger will unduly complicate Energy East's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Energy East's system.

     The Commission has found that an acquisition satisfies this requirement where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30 percent level prescribed by the Commission.(28) The Commission has approved common equity to total capitalization ratios as low as 27.6 percent.(29) Under these standards, the proposed combination of Energy East, CMP Group, CTG Resources and Berkshire Energy will not unduly complicate the capital structure of the combined system.

     Set forth below are summaries of the historical capital structures of Energy East, CMP Group, CTG Resources, and Berkshire Energy as of June 30, 2000, and the pro forma consolidated capital structure of post-Merger Energy East as of June 30, 2000:

---------------------------
     (28) See, e.g., Entergy Corp., 55 S.E.C. 2035 (Dec. 17, 1993); Northeast Utilities, 47 S.E.C. 1279 (1990).

     (29) See Northeast, supra.

                            Energy East, CMP Group and CTG Resources
                           Historical Consolidated Capital Structures
                                     (Dollars in thousands)
------------------------------------------------------------------------------------------------
                    Pre-Merger              CMP               CTG              Berkshire
                    Energy East     %      Group       %    Resources     %      Energy     %
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----
Common Stock
Equity              $  1,584,997   51.6  $  585,183   70.6  $  140,748   38.9  $   37,193   40.4
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----
Preferred stock
not subject to
mandatory
redemption                10,159    0.3      35,528    4.3         850    0.3         310    0.3
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----
Preferred stock
subject to
mandatory
redemption                                      910    0.1
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----
Noted Payable
and Interim
Financing                167,426    5.4         750    0.1                         14,595   15.9
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----
Long-Term
Debt, including
current maturities     1,311,512   42.7     206,595   24.9     219,817   60.8      40,000   43.4
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----
Total               $  3,074,094    100     828,966    100  $  361,415    100  $   92,098    100
------------------  ------------  -----  ----------  -----  ----------  -----  ----------  -----


              Post-Merger Energy East Pro Forma Consolidated Capital Structure
                                   (Dollars in thousands)
                                        (unaudited)
-------------------------------------------------------------------------------------------
                                                                  Post-Merger   Energy East
                                                                  ------------  -----------
Common Stock Equity (incl. additional paid in capital)            $  1,744,553         40.0
                                                                  ------------  -----------
Preferred stock not subject to mandatory redemption (of                 46,847          1.1
subsidiaries)
                                                                  ------------  -----------
Preferred stock subject to mandatory redemption of subsidiaries)           910          0.0
                                                                  ------------  -----------
Notes Payable and Interim Financing                                    292,771          6.7
                                                                  ------------  -----------
Long-Term Debt, including current maturities                         2,277,924         52.2
                                                                  ------------  -----------
Total                                                                4,363,005        100.0
                                                                  ------------  -----------

As can be seen from these tables, post-Merger Energy East's pro forma consolidated equity to total capitalization will be 40.0 percent, which will be significantly higher than Northeast Utilities' approved 27.6 percent common equity position and will exceed the traditionally accepted 30 percent level. The capital structure of post-Merger Energy East will also be substantially similar to the capital structures approved by the Commission in other orders.(30)

     The capital structure of the Energy East system will be similar in most respects to capital structures approved by the Commission in other recent cases. See, e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27186 (June 14, 2000) and Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999). In the Mergers, the current shareholders of CMP Group, CTG Resources and Berkshire Energy will receive cash and, in the case of the CTG Resources Merger, common stock of Energy East. Energy East will acquire and own 100% of the common stock of CMP Group, CTG Resources and Berkshire Energy, which, in turn, with the exception of Maine Gas Co., own 100% of the outstanding voting securities of their respective public utility subsidiaries.(31) Hence, the Mergers will not create any publicly-held minority stock interest in any public utility company in contravention of the policies underlying Section 11(b)(2) of the Act. The existing debt and preferred securities of the public utility subsidiaries of CMP Group, CTG Resources and Berkshire Energy will likewise remain outstanding without change. The only voting securities of Energy East that will be publicly-held after the Mergers will be the common stock of Energy East.

     The continued existence of CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises as secondary holding companies in the same holding company system will not unduly complicate Energy East's capital structure. The costs associated with maintaining these intermediate holding companies are minimal and Energy East's management and the managements of CMP Group, CTG Resources, Berkshire Energy and Connecticut Energy have determined that their continued existence will contribute to shareholder value and to the effectiveness of local regulation of their operating utility subsidiaries. At the same time, it is not contemplated that the five intermediate holding companies will have any operational functions. As intermediate holding companies, they will simply serve as conduits between Energy East and certain of Energy East's public utility subsidiaries with respect to capital contributions and dividends. Importantly, with the exception of existing short-term debt and guarantees on behalf of their subsidiaries, none of the intermediate holding companies will be used for external financing purposes, to make future acquisitions, or to perform service, sales or construction contracts.

     Similarly, Energy East Enterprises was formed, in part, in order to facilitate Energy East's indirect ownership of a 50% member interest in Maine Gas Co.; the remaining 50% interest is held by New England Gas Development Corporation. Following the Merger, it is anticipated that these interests will be combined.


------------------------
     (30) See, e.g., Ameren Corporation, HCAR No. 26809 (Dec. 30, 1997); CINergy Corp., HCAR No. 26934 (Nov. 2, 1998); and Centerior Energy Corp., HCAR No. 24073 (April 29, 1986).

     (31) In this respect, the CMP Group Merger will result in Energy East's ownership of 100% of the voting securities of Maine Gas Co.

     The Commission has permitted the continued existence of a secondary holding company in a holding company system where it appeared that the overall benefits of an acquisition would outweigh any historical preference for a single holding company structure. See American Electric Power and Dominion Resources, supra. Moreover, Section 11(b)(2) of the Act by its terms permits two tiers of holding companies in a registered holding company system.

     As was true in Dominion Resources, supra, the continued existence of CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East
Enterprises will preserve certain structural and financial benefits that have already been achieved by these companies. Further, the continued existence of these secondary holding companies will help to preserve favorable tax attributes that would be lost if they were eliminated.(32) As indicated above, CMP Group is an exempt holding company pursuant to Section 3(a)(1) of the Act.(33)
Connecticut Energy, CTG Resources and Berkshire Energy are also holding companies. Each claims an exemption pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.(34) Following the Merger, each of these intermediate holding companies will continue to be exempt under Section 3(a)(1) in its capacity as a holding company. However, such exemptions will not affect the Commission's jurisdiction over these companies as subsidiary companies of Energy East, a registered holding company. Energy East represents that, for so long as the intermediate holding companies shall continue to exist, they will not engage in any transaction that a registered holding company could not engage in unless approved by the Commission.

     During merger discussions between Energy East and CMP Group, CTG Resources, Connecticut Energy and Berkshire Energy, it became apparent that maintaining a local presence with separate operations and management in each of the affected jurisdictions would be a critical issue in gaining the support of the state public service commissions. It was also apparent that the state commissions were very sensitive to, and needed to ensure, the separation of regulated and non-utility activities within each of the companies.(35) In gaining approval of these mergers, Energy East committed to a corporate structure model which incorporates the intermediate holding companies. This structure preserves local name recognition, operations and supervision, yet allows efficiencies to be captured. It also provides maximum separation of utility and non-utility ventures, insulating each utility from any potential economic impact of other initiatives.


--------------------------
     (32) In American Electric Power Holding Company Act, Release No. 27186 (June 14, 2000) ("AEP") the applicant's reasons for wishing to retain Central and South West Corporation as a secondary holding company were primarily tax driven. The applicant indicated that, by preserving Central and South West as a subsidiary, it would have the same federal income tax basis in Central and South West as the aggregate tax basis of Central and South West's shareholders, which, it was asserted, would be economically important to shareholders in the event of possible future asset divestitures. Energy East's reasons for wishing to preserve the secondary holding companies are also partly tax driven, as there are some tax efficiencies gained from their continued existence, including, in particular, the added flexibility of the companies to join in filing combined state tax returns. See Memorandum Analyzing Potential Holding Company Tax Benefits, filed confidentially as Exhibit L-1 hereto.

     (33) See CMP Group, Inc., et al., Holding Company Act Release No. 26977 (Feb. 12, 1999). New England Gas Development Corporation, a direct subsidiary of CMP Group, and Enterprises, a direct subsidiary of Energy East, are also exempt holding companies with respect to Maine Gas Co.

     (34) See File Nos. 69-244 (Connecticut Energy), 69-415 (CTG Resources), and 69-461 (Berkshire Energy).

     (35) For example, the Maine Public Utilities Commission stated, at page 4 of its order approving the formation of CMP Group as a holding company (Docket No. 97-930):

               We  find  that  a  basic   advantage   of  the  holding   company
               organizational structure is that non-utility activities can be more cleanly separated from utility activities. In particular, the capital structures of utility entities are separated from non-utility entities with the holding company form, which better "insulates" ratepayers from the activities of the HoldCo's non-utility affiliates.

     Similarly, the Connecticut Department of Public Utility Control stated, at page 5 of its order approving the formation of CTG Resources as a holding company (Docket No. 96-09-10):

               The holding company structure will establish a clear line between the regulated and the unregulated activities of the Company, which will provide several advantages. First, the Department will be able to review the regulated operating subsidiary in a more direct fashion than it currently does since in a rate case the Department and the Company must back out the unregulated activities of CNG. As a regulated operating subsidiary of CTG Resources, CNGCo's financial and operational results will be directly identifiable. Second, ratepayers should benefit as this structure may provide an additional degree of insulation from the risks of the unregulated operations, which will no longer be direct subsidiaries of the regulated company. Third, the holding company structure will clearly define the responsibilities of the two CTG subsidiaries, CNGCO and TEN, allowing each to meet its business needs.

     In addition to these structural and regulatory benefits, the continued existence of CTG Resources will also preserve the benefits associated with certain existing financing arrangements. Specifically, The Energy Network, a wholly-owned non-utility subsidiary of CTG Resources, currently has approximately $60 million of private placement bonds outstanding that are supported by CTG Resources under the terms of a Forward Equity Purchase Agreement. The elimination of CTG Resources would constitute an event of default under the notes and the holders would have the right to "put" the bonds to the issuer. Given that the existing bonds have coupon rates below 7% through 2009, refinancing those bonds in today's interest rate environment would result in an estimated $1 million in additional interest costs annually, or the equivalent of nearly 5% of CTG Resource's earnings for its latest fiscal year.

     Given the aforementioned strategic and economic benefits (which are expected to continue in the future), as well as the potential for further tax planning initiatives, Energy East proposes to maintain CMP Group, CTG Resources, Berkshire Energy, Connecticut Energy and Energy East Enterprises as intermediate holding companies for a period of up to five years after the Mergers are consummated. Energy East will file a post-effective amendment with the Commission to request an order extending such five-year period if it appears that the financial, tax, regulatory or structural benefits of preserving any of the intermediate holding companies will continue beyond such date. Each of CTG Resources, Berkshire Energy, and Connecticut Energy hereby requests that the Commission issue an order granting an exemption under Section 3(a)(1) of the Act, and each represents that it satisfies the applicable standards under the Act for such an exemption. Also, each of CMP Group and Energy East Enterprises, which have previously obtained orders granting exemptions under Section 3(a)(1) of the Act,(36) requests the Commission to confirm that, following the merger, they will continue to be exempt under Section 3(a)(1). Finally Central Maine Power hereby requests that the Commission issue an order granting it an exemption under section 3(a)(2) of the Act.

     Protected  interests:  As set forth more fully in Item 3.C.4  (Efficiencies
and  Economies  from  the  Merger   (Section   10(c)(2)),   Item   3.C.2(b)(iii)
(Coordination between ISO-NE and NYISO), and elsewhere in this Application/Declaration, the Merger is expected to result in economies and will integrate and improve the efficiency of the Energy East, CMP Group, CTG Resources and Berkshire Energy utility systems. The Merger will create an entity poised to respond effectively to the fundamental changes taking place in the markets for natural gas and electric power and to compete effectively for consumers' business. The Merger will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     As indicated previously, consummation of the Merger is conditioned upon receipt not only of the Commission's approval, but also on several state and other federal regulatory approvals. Those regulatory approvals give additional assurance that the interests of retail customers are adequately protected. FERC's approval of the CMP Group Merger will further assure that there is no significant adverse effect on competition. In sum, because the Merger does not add any complexity to Energy East's capital structure, is in the interest of investors and consumers, and is consistent with the public interest, the requirements of Section 10(b)(3) are met.

C.      SECTION 10(C)

     Section 10(c) of the Act provides that,  notwithstanding  the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     1.   Acquisition Must Be Lawful

     Section  10(c)(1)  requires that an  acquisition be lawful under Section 8.
Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed below, the Merger does not raise any issue under Section 8. Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the acquisition is subject to approval by the state utility commissions with jurisdiction over the acquired companies. The applications filed by CMP Group and CTG Resources with the MPUC and the DPUC to carry out their respective mergers have been approved. See Exhibits D-4, D-6 and D-8. As discussed in Item 4 below, MDTE approval of the Berkshire Energy Merger is not required.


---------------------------
     (36) CMP Group and Energy East, supra.
          ---------     -----------

     Section 10(c)(1) further requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Merger will not result in unnecessary complexities or unfair voting powers.

     Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8.37 Additionally, Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

     As detailed below, the Merger will not be detrimental to the carrying out of the provisions of Section 11. The combination of NYSEG's electric system and CMP Group's electric operations will result in a single, integrated electric utility system (the "new Energy East Electric System"). Interconnection and coordination of the new Energy East Electric System will be facilitated by a firm transmission contract between Central Maine Power and NYSEG, and coordination will be enhanced by NYSEG's and Central Maine Power's memberships in adjacent, highly interconnected and coordinated power pools and participation in their ISOs

     Further, the combination of Energy East's current gas system (i.e., NYSEG's gas operations, Connecticut Energy and Maine Gas Co.) with the gas operations of CMP Group, CTG Resources and Berkshire Energy will result in a single, integrated gas utility system with operations in the same states as the electric system or states adjoining those states (the "new Energy East Gas System"). The Commission should accordingly find that the new Energy East Electric System will be the primary integrated public utility system for purposes of Section 11(b)(1) and the new Energy East Gas System is a permissible additional system under
Section 11(b)(1)A-C.

     Furthermore, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. This Section 10(c)(2) standard is met where the likely benefits of the acquisition exceed its likely cost.38 As discussed below, the Merger will result in the creation of an integrated electric utility system and an additional integrated gas utility system and will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2).


------------------------
     (37) See, e.g., New Century Energies, Inc., supra.

     (38) See City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992).

     2.   Combination and Integration of Electric Utility Operations

     Section 2(a)(29)(A) of the Act defines an "integrated public utility system," as applied to electric utilities, as:

               a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

(emphasis added)

     The  Commission  has   established   four  standards  under  the  statutory
     integration requirement:

     (1) The utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) The system must be confined in its operations to a single area or region; and

     (4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The Commission has traditionally been called upon to evaluate merger applications that involve the combination of two traditional electric utilities. That is, the utility applicants have been involved in all three levels or sectors of utility operations: generation, transmission, and distribution. Thus, the Commission has evaluated whether the Act's integration standard has been met when combining the assets of fully integrated utilities.(39) Where, as here, the applicants are utilities that previously were vertically integrated, but have become almost entirely engaged in transmission and distribution, the Commission should, consistent with earlier precedent, find that an integrated public utility system can be comprised of two or more transmission/distribution companies.(40)


-------------------------
     (39) See , e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), citing Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).

     (40) The Commission has previously determined that, without regard to the combining of operations of generating facilities, transmission facilities, on their own, can comprise an "integrated public utility system." See In re Sierra Pacific Power Company, 40 S.E.C. Docket 103 (Jan. 28, 1988), aff'd sub nom., Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990). As a
consequence the provisions of the Act, such as Section 10(c)(2), that incorporate or refer to this term must be interpreted so as not to thwart the Congressional intent.

     Since the function of transmission and distribution facilities is to transfer electric energy from points of generation, or point of receipt from another system, to load, or point of delivery with another system, transmission facilities in and of themselves can, in appropriate circumstances, constitute an integrated system and can perform an integrating function. Because of the contiguous, highly interconnected, and coordinated relationships between the power pools and ISOs to which NYSEG and Central Maine Power belong, their transmission and distribution systems are now used, and in the future will increasingly be used, to accomplish transfers of power between generation and load within NYPP and NEPOOL and for transfers of power to, and through, both systems. Additional power transfer will be facilitated by see 50 MW firm transmission path that will directly interconnect the NYSEG and Central main Power systems. If the Merger is approved, the Companies will implement their proposal to reduce transmission charges for transactions involving the NYSEG and Central Maine systems; that price reduction should result in increased use of the NYSEG and Central Maine Power transmission facilities and therefore an increased degree of integration.

          a.   Changes in the Electric Utility Industry

     This section and the following sections describe the sweeping structural changes that have taken place in the electric utility industry over the last two decades. These changes include transformation of the markets at both the wholesale and retail levels. Both this Commission and FERC have recognized the significance of the changes. Recent FERC initiatives are likely to promote the so-called "de-integration" of the industry even further. FERC's recent RTO NOPR is promoting further regional transmission integration efforts in order to facilitate even more competitive generation markets.(41)

     The concept of a non-vertically integrated, generation-only business enterprise was introduced with the enactment of PURPA. By the mid-1980's, non-utility generation had out-paced utility generation additions. Power marketers, which generally own no generating assets, but purchase and resell power, also had become prevalent by the early 1990's. The Energy Policy Act of 1992 further contributed to the elimination of vertical integration of electric utilities by enabling stand-alone generation of any type, with no restriction on utility ownership or technology, to be exempted from "electric utility company" status under the Act, and by significantly expanding the FERC's authority to require utilities to provide non-discriminatory transmission for third-party wholesale transactions.


--------------------------
     (41) Notice of Proposed Rulemaking, Regional Transmission Organizations, Docket No. RM99-2-000, 87 F.E.R.C. 61,173 at 33,693 (May 13, 1999) ("RTO NOPR").

     In April 1996, in its Order Nos. 888 and 889, the FERC established the framework for the development of fully competitive wholesale power markets in the United States. These orders required vertically-integrated utilities functionally to separate operation of their transmission systems from their wholesale "merchant" function -- i.e., their role as a generator and seller, and/or reseller of purchased power, to wholesale customers. Order No. 888 required all transmission-owning public utilities to establish open access non-discriminatory transmission tariffs containing "pro forma" terms and conditions. Utilities were also required to functionally unbundle wholesale power services, so that they obtained wholesale transmission services under the same tariff of general applicability as do unaffiliated third parties. Under Order No. 889, utilities were required to establish or participate in an OASIS, through which any eligible customer can obtain information regarding a public utility's transmission availability and can reserve transmission capacity through the Internet pursuant to a transparent, non-discriminatory process. Finally, utilities were required to comply with standards of conduct designed to prevent employees engaged in wholesale power marketing functions from obtaining preferential access to pertinent transmission system information.

     In summary, PURPA, the Energy Policy Act of 1992, and Order Nos. 888 and 889 transformed the industry to a more competitive structure. Where previously vertically integrated companies combined generation, transmission and distribution functions to provide a "bundled" product -- delivered electricity -- to retail customers within franchised service areas, under the new functionally, or operationally, separated industry structure, separate companies, or separate functional/operational components of companies, perform the generation, merchant, transmission and distribution functions, with the goal of fostering competition in the generation sector.

     Among other things, these structural changes have resulted in the rapid development of wholesale markets through which load-serving utilities, retail aggregators, and individual retail customers are able to obtain needed electricity products. Also, there has been significant growth in the volume of trading in the wholesale electricity market, from 1.8 million MWh in the first quarter of 1995 to 513 million MWh in the second quarter of 1998.(42) Actual separation of utility generation and transmission functions has resulted from widespread divestiture of generating assets, in some cases required by state legislatures or state regulatory commissions. As reported in the RTO NOPR, since August 1997 approximately 50,000 MW of utility generating capacity has been sold, or is under contract to be sold, and an additional 30,000 MW is currently for sale; this represents more than 10 percent of all generating capacity in the United States. FERC reports that 27 utilities have sold all or some of their generating assets and seven others have assets for sale.

     Finally, many state commissions and legislatures have implemented or are considering open access at the retail level. As of October 1, 1999, twenty-four states have enacted policies, either through legislation or administrative action, requiring utilities to offer open access to retail customers. Where open retail access is provided, retail customers have the ability to "shop" for their electric power from a power supplier other than their traditional distribution utility. The distributor is obligated to deliver the third party power supplies to the customer.


-------------------------
     (42) RTO NOPR at 33,690.

          b. Restructuring of NEPOOL and NYPP into Open, Competitive and Coordinated Markets

     NYSEG and Central Maine Power have committed to maintain a firm transmission path between their systems and to reduce the effects of rate pancaking between the NYISO and ISO-NE for transactions that use both NYSEG's and Central Maine Power's transmission systems. As a result, the Merger will further enhance integration between the NYISO and ISO-NE with respect to NYSEG and Central Maine Power beyond that which has already been accomplished by the coordinated activities of the two ISOs.

     With respect to the two ISOs, both NYSEG and Central Maine Power are members of power pools in which transmission-owning members have turned over operational control of their transmission assets to ISOs. As indicated earlier, NYSEG is a member of the NYPP and has transferred control over its transmission facilities to the NYISO; Central Maine Power is a member of NEPOOL and has transferred control over its transmission facilities to ISO-NE. As noted by the FERC in its RTO NOPR, the NYISO and ISO-NE were established using the existing tight power pools following FERC's encouragement in Order No. 888. NYISO was formed based upon the NYPP and ISO-NE was formed based upon NEPOOL. From an operational standpoint, these pools function in the same fashion as they did when the Commission found them to constitute integrated public utility systems. Moreover, through their strong interties, their combined and seamless market operations, and the coordinated actions of the two ISOs, they also function as a single tight power pool which coordinates all of the facilities and operations of their members.

     The two ISOs administer competitive, bid-based markets for electric energy and other electric power products, provide non-discriminatory transmission service at a single, embedded cost-based rate, and facilitate transmission planning and expansion on a regional basis. NYISO and ISO-NE are contiguous along a 500-mile border and are interconnected by eight different interties with aggregate transfer capability of 1,600 to 2,300 MW, depending on direction and system conditions. Trade between the two ISOs is significant. Scheduled energy transfers between NEPOOL and New York were approximately 7,100,000 MWh per year for the three years ending December 31, 1998. This is equivalent to the transfer of between NYISO and ISO-NE, of 1,707 MW during every peak hour of the year.(43)

     The two ISOs engage in coordinated activities so that they function as a single market, with free-flowing interties that are available, on an open-access basis, to purchasers and sellers of electric energy and related energy products. The two ISOs operate the bid-based market on a competitive basis that is equivalent to economic dispatch. Also, the two ISOs and individual members of both pools, including NYSEG and Central Maine Power, participate in joint pool and regional transmission planning and reliability studies. Both ISOs operate as non-profit organizations and include investor-owned utility ("IOU") and non-IOU members, and both operate centralized power markets. In addition, both perform congestion management to free up transmission capacity for the most economic uses of the systemFinally, all of the states in which transmission-owning utility members of the NYISO and ISO-NE are located, with the exception of Vermont, have established requirements for retail choice. These state initiatives frequently include a requirement that the utilities divest some or all of their generating assets. This is designed to mitigate or eliminate the utilities' generation market power, thus making generation markets more competitive.


------------------------
     (43) The peak hours of the year for electricity demand are the 16 "on peak" hours Monday through Friday.

                    (i)  The NYPP and NYISO

Opinion No. 96-12,(44) issued by the New York Public Service Commission ("NYPSC"), sets forth the vision and goals for the future electric regulatory regime. The NYPSC's stated vision includes the following factors: (1) effective competition in the generation and energy services sectors; (2) reduced prices resulting in improved economic development for New York as a whole; (3) increased consumer choice of supplier and service company; (4) a system operator that treats all participants fairly and ensures reliable service; (5) a provider of last resort for all consumers and the continuation of a means to fund necessary public policy programs; (6) ample and accurate information for consumers to use in making informed decisions; and (7) the availability of information that permits adequate oversight of the market to ensure its fair operation.(45)

     The NYPSC directed NYSEG (and four other electric utilities) to submit a rate and restructuring plan consistent with the NYPSC's policy and vision for increased competition. These plans were to address, at a minimum: (1) the structure of the utility, both in the short and long term, including a description of how that structure complies with the NYPSC's vision and, in cases where divestiture is not proposed, effective mechanisms that adequately address resulting market power concerns; (2) a schedule for the introduction of retail access to all of the utility's customers, and a set of unbundled tariffs that is consistent with the retail access program; (3) a rate plan to be effective for a significant portion of the transition; and (4) numerous other issues relating to strandable costs, load pockets, energy services and public policy costs.(46) On October 9, 1997, NYSEG filed its plan in the form of an "Agreement Concerning the Competitive Rate and Restructuring Plan" (the "Agreement"). By orders issued January 27, 1998 and March 5, 1998, the NYPSC approved the Agreement with modifications.(47)

     The Agreement provides for the continued operation of NYSEG in a holding company structure and the formation of a competitive generating company to facilitate a subsequent divestiture of generation assets, and established a five-year period (the "Price Cap Period"), beginning March 3, 1998, during which NYSEG will reduce its retail rates. In addition, NYSEG committed to make retail access available in phases, beginning on August 1, 1999. Retail access became available to all industrial, commercial, public authority, and residential customers taking service at standard retail rates. NYSEG also agreed to unbundle its retail rates over the five year Price Cap period.


---------------------------
     (44) Case 96-E-0952 - In the Matter of Competitive Opportunities Regarding Electric Service, Opinion No. 96-12, issued May 20, 1996.

     (45) Id. at 24.

     (46) Id. at 75-76, 90.

     (47) Opinion No. 96-12, May 20, 1996, Case 94-E-0952.

     NYSEG also committed to divest its coal-fired generation plants and agreed to sell its interest in the NM2. NYSEG agreed to be the provider of last resort during the Price Cap Period, subject to change by the NYPSC. As authorized by FERC order,(48) NYSEG's generating company affiliate, NGE Generation, Inc., sold its 50% interest in the 1,884 MW Homer City coal plant to an affiliate of Edison Mission Energy Co. NGE Generation sold six remaining coal units, representing 1,334 MW of capacity, to affiliates of the AES Corporation.(49) NYSEG subsequently entered into a contract to sell its 18% share of the NM2, representing 205 MW, to AmerGen.(50) The only generation assets or contracts which will remain after that sale are NYSEG's hydroelectric projects, amounting to 62 MW, its NUG contracts and the contracts pursuant to which NYSEG purchases power from the NYPA. In sum, NYSEG has completed divestiture of all of its fossil-fired generation, amounting to approximately 2,500 MW, and is functioning almost exclusively as a transmission/distribution company engaged exclusively in transmitting electricity from unaffiliated producers to wholesale and retail customers, located both within New York State and in adjacent states.

     On January 31, 1997, pursuant to the NYPSC'S directive, the transmission-owning member systems of the NYPP(51) filed a proposal with the FERC to establish a fully competitive electric market in New York by forming an ISO and a power exchange. The Member Systems also proposed a joint Open Access Transmission Tariff ("OATT") to be administered by the ISO. Under this proposal, operation of the combined transmission systems of the Member Systems will be turned over to the NYISO, the governance structure of which ensures the independence of the NYISO board. On December 19, 1997, the Member Systems submitted a supplemental filing proposing the establishment of an hourly spot energy market, the implementation of congestion pricing for transmission services, the creation of transmission congestion contracts and markets for ancillary services. The Member Systems also sought authorization to engage in market-based rates for sales of energy into the NYISO administered spot market. On June 30, 1998, FERC conditionally approved the Member Systems' proposal to establish the NYISO.(52) Subsequently, on January 27, 1999, FERC conditionally accepted the NYISO OATT and related market rules, and authorized market-based rates for energy sales by the Member Systems into the NYISO administered spot market.(53) The NYISO has now satisfied the conditions under FERC's orders and has become operational.


---------------------------
     (48) New York State Electric & Gas Corp., et al., 86 FERC 61,020 (1999).

     (49) New York State Electric & Gas Corp., et al., 86 FERC 62,079 (1999).

     (50) As discussed in Section I.B.1.a above, in December 1999, RG&E, an NM2 cotenant, exercised its right of first refusal in connection with the sale of the plants, and stated that it would match AmerGen's offer and accept the terms and conditions of the AmerGen agreement. RG&E has contracted with a subsidiary of Entergy Corporation to lease, operate and maintain the plants. The NYPSE began settlement negotiations in January 2000 seeking modifications to the proposed terms of the sale, whether to AmerGen or RG&E. Energy East cannot predict the effect of this event on the sale of NM2.

     (51) Central Hudson Gas & Electric Corp. ("Central Hudson"), Consolidated Edison Co. of New York, Inc. ("Con Ed"), Long Island Lighting Co. ("LILCO"), NYSEG, Niagara Mohawk Power Corp. ("Niagara Mohawk"), Orange and Rockland Utilities, Inc. ("O&R"), Rochester Gas and Electric Corp. ("RG&E"), and NYPA.

     (52) Central Hudson Gas & Electric Co., et al., 83 FERC 61,352 (1998).

     (53) Central Hudson Gas & Electric Co., et al., 86 FERC 61,062 (1999).

     The   establishment  of  the  NYISO  and  its  concomitant   assumption  of
operational control of the bulk power transmission system in New York State insures that all participants in the newly-established competitive market have access to the transmission system on an open and non-discriminatory basis. The creation of a competitive market for electricity, coordinated and administered by the NYISO, insures that all sellers and purchasers are able to use voluntary bids to create a market of energy with substantial liquidity and to allow the ISO to optimize the efficiency of the spot market for electricity. The implementation of locational based marginal pricing for electricity sales and transmission service will ensure that power sold in the spot market is priced on an economically sound basis, and that the price paid for transmission service reflects the true economic cost of using the combined Member Systems' transmission systems.

     Finally, in accordance with the requirements of FERC Order No. 888 governing "tight" power pools, transmission customers transmitting power (i) within New York State, (ii) out of New York State, (iii) into New York State, or
(iv) through New York State, pay only one transmission charge under a "license plate" rate approach. This is in contrast to the traditional "pancaked" rate approach where the customer paid a separate transmission charge for the use of each utility's system. Under the "license plate" approach, only the transmission charge of the utility system to which power is delivered, or which is the point of export from the NYISO, is assessed. The elimination of pancaked transmission rates greatly reduces the cost of transmitting electricity which, in turn, increases the competition among suppliers to serve wholesale and retail customers and thus reduces prices.

     In summary, the establishment of the NYISO creates a competitive electricity market in which every generation and every reseller of such power, can participate in a competitive market. The NYISO administers a bid-based power sales system. Each day, power from sellers submitting the lowest bid will be selected to serve the aggregate customer load that participates in the market. The bid approach differs from traditional "economic dispatch" of generation only in that the seller's offered bid price, rather than its "cost-of-service," determines the rank in which it is selected to meet load. In the restructured NYPP and NYISO, every transmission system under the control of the NYISO will be used to transmit power to meet load from the most competitive suppliers, whether in state or out-of-state, including to, or through, NYSEG's and Central Maine Power's systems. Each component of the restructured functions will be part of an optimally integrated system. In other words, there are no artificial constraints or electrically isolated subsystems or areas that are not included in the larger, optimized system.

     Consistent with the terms of its since OATT, since the NYISO became operational, it also has the responsibility to facilitate transmission capacity additions to alleviate transmission constraints which occur during periods of high demand. As a result, through the creation of a workably competitive market structure and the "invisible hand" of supply and demand, the operations of the NYISO establish a fully integrated system for the generation, transmission and distribution by participants in the markets served by the NYISO. As discussed below, because of the strong interconnections between NYPP/NYISO and NEPOOL/ISO-NE, market participants in NEPOOL and ISO-NE are able, merely by using the Internet-based OASIS, to sell to, or purchase, from buyers or sellers, respectively, into the NYPP/NYISO and to reserve transmission rights to consummate such transactions, including transactions to, or through, NYSEG's and Central Maine Power's systems.

               (ii) NEPOOL and ISO-NE

     On December 31, 1996, NEPOOL Members filed a comprehensive proposal to comply with FERC Order No. 888. Among the key elements of the NEPOOL filing were
(1) the formation of ISO-NE, an independent system operator that would assume operational control of NEPOOL Members' high-voltage pool-related transmission facilities, (2) a NEPOOL OATT which replaced "pancaked" rates with a single transmission rate that initially incorporates features of the "license plate" approach, and later transactions to a single, pool-wide "postage stamp" rate,
(3) the creation of a power exchange, and (4) authorization for participants in NEPOOL to charge market-based rates for power and ancillary services. FERC conditionally approved the filing and required further changes. As required, NEPOOL adopted the FERC's pro forma tariff policies regarding open admission to NEPOOL, with a modification, concerning the obligations of transmission utilities to determine the need for new transmission facilities or upgrades of the NEPOOL transmission system.(54) NEPOOL, as such, continues to operate as a tight power pool; ISO-NE and NYISO simply further integrate two existing integrated systems.

     Under the restructured NEPOOL, any "eligible customer" under the FERC'S pro forma tariff may, upon compliance with the applicable requirements, become a member of NEPOOL.(55) A member of NEPOOL may participate fully in the competitive, integrated market including NEPOOL and adjacent areas connected by transmission. Operational control over all "Pool Transmission Facilities" ("NEPOOL PTF")(56) has been transferred to ISO-NE, and transmission anywhere on the integrated NEPOOL PTF network is provided under the ISO-NE administered OATT. In compliance with Order No. 888, NEPOOL provides for transmission service to any retail or wholesale customer located within the NEPOOL area, or service "through" the NEPOOL grid, to an interconnected utility at a single, non-pancaked


------------------------
     (54) New England Power Pool, et al., 83 FERC at 61,045 (1998).

     (55) FERC defines an "eligible customer" as: (i) Any electric utility (including the Transmission Provider and any power marketer), federal power marketing agency, or any person generating electric energy for sale for resale. Electric energy sold or produced by such entity may be electric energy produced in the United States, Canada or Mexico. However, with respect to transmission service that the FERC is prohibited from ordering by Section 212(h) of the Federal Power Act, such entity is eligible only if the service is provided pursuant to a state requirement that the Transmission Provider offer the unbundled transmission service, or pursuant to a voluntary offer of such service by the Transmission Provider, (ii) any retail customer taking unbundled transmission service pursuant to a state requirement that the Transmission Provider offer the transmission service, or pursuant to a voluntary offer of such service by the Transmission Provider, is an Eligible Customer under the Tariff.

     (56) The NEPOOL PTFs, generally transmission facilities rated 69kV and above, constitute the bulk transmission system operated by ISO-NE.

transmission charge.(57) Thus, transmission from any point on the NEPOOL PTF grid to another control area, such as the NYISO, is subject to only a single transmission charge, irrespective of the number of individual utility transmission systems used to transmit the power to the New York border. Moreover, under the NEPOOL OATT, retail and wholesale customers are responsible for payment of transmission charges for use of the PTF. Irrespective of how many NEPOOL Members' transmission systems are used, there are no additional charges for use of PTF. Thus, there is no additional charge for power imported from, for example, the NYISO and delivered to a customer on the NEPOOL PTF system.

     NEPOOL and ISO-NE presently operate and administer a bid-based competitive market for electricity, in which sellers submit bids for any of seven electric power products and services: energy, ten minute spinning reserve, automatic generation control, ten minute non-spinning reserve, thirty minute operating reserve, operating capability, and installed capability. Based on these bids and on rules reflecting system conditions and constraints, NEPOOL determines which sellers will be selected to meet the aggregate load and establishes the market clearing price for those products.

     Based on its finding that no market participant in NEPOOL has market power, the FERC has authorized participants in the NEPOOL market to charge competitive, market-based rates, which are reflected in sellers' bids. These bids, in turn, are subject to competitive pressure which prevents excessive proposals. In addition, ISO-NE monitors the market and identifies patterns of anomalous conduct, particularly withholding of supply, to ensure the proper functioning of the market.

     Under a 1997 State of Maine law restructuring electric utilities in the State of Maine, Central Maine Power has divested all of its non-nuclear generating assets. On April 7, 1999, Central Maine Power completed the sale of its fossil, hydroelectric and biomass generating assets to an affiliate of FPL Group, Inc. It has sold its entitlements to purchase capacity and energy under the NUG contracts, as well as its entitlements to energy from its 2.5% interest in the Millstone 3 nuclear plant and from its 4% interest in the Vermont Yankee nuclear plant, and its entitlement in a firm energy contract with Hydro Quebec. Further, Central Maine Power recently entered into an agreement to sell its ownership interest in Vermont Yankee, and it has reached an agreement with Northeast Utilities, the majority owner of Millstone 3, whereby Northeast Utilities will include Central Maine Power's interest in its planned auction of Millstone 3.(58)

-----------------------------
     (57) The Member Systems of NEPOOL offer service over their non-NEPOOL PTFs, i.e., non-bulk power transmission facilities that remain under the operational control of individual utilities, under Local OATTs administered by the individual member systems.

     (58) Elsewhere in New England, full customer choice began in Massachusetts on March 1, 1998; several Massachusetts utilities have divested generation assets. In Connecticut, as of January 1, 2000, up to 35 percent of peak load of each rate class in certain municipalities may choose their electric suppliers; there will be full customer choice in Connecticut by July 1, 2000. In New Hampshire, government officials expect to begin customer choice in early 2000. In Rhode Island, customer choice will occur within three months after retail access becomes available to 40 percent of customers (measured by energy sales) in New England. Vermont has not yet adopted customer choice.

               (iii) Coordination Between ISO-NE And NYISO

          . As demonstrated by the Franchise Area Map of Major Utilities in the Northeast attached as Exhibit E-1, NYISO and ISO-NE are adjacent along the entire New York State/Vermont/Massachusetts/Connecticut border, which extends from Canada to the Long Island Sound. The ISOs are interconnected through eight separate interties: four in Vermont, one in Massachusetts, and three in Connecticut (including the undersea Long Island Sound Cable). These interties, referred to as the New York/NEPOOL Interface, consist of (1) a 345 kilovolt ("kV") intertie between Connecticut Power & Light ("CP&L") in NEPOOL and ConEd in NYPP; (2) a 345 kV intertie between Massachusetts Electric Co. in NEPOOL and Niagara Mohawk in NYPP; (3) a 230 kV intertie between the New England Electric System in NEPOOL and Niagara Mohawk in NYPP; (4) a 115 kV intertie between Vermont Electric Power Company ("Vermont Electric") in NEPOOL and the NYPA in NYPP; (5) a 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYPP; (6) an additional 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYPP; (7) a 69 kV intertie between CP&L in NEPOOL and Central Hudson in NYPP; and (8) a 138 kV intertie between CP&L in NEPOOL and LIPA in NYPP.

     The New York/NEPOOL Interface has aggregate transfer capacity -- between 1,600 to 2,300 MW, depending on direction and system conditions.(59) As noted previously, transfers between NEPOOL and NYPP averaged 7,100,000 MWh per year over the three years from 1995 to 1998, equal to an average of 1,707 MW of transfers for every peak hour of the year, and to an average of 810.5 MW of transfers for all hours of the year.(60) As new generation is added in Maine, transfer capability increases, and NYSEG and Central Maine Power implement their transmission pricing proposal, transfers between NYPP and NEPOOL are expected to increase significantly.

     Vermont Electric has proposed to expand the Interface capacity by constructing a new 230 kV transmission line under Lake Champlain interconnecting to the NYPA system, which would add 400-500 MW of transfer capability. In addition to transmission-owning utilities in NYPP and NEPOOL, new entrants have announced plans to add significant new transmission facilities between NYISO and ISO-NE. For example, TransEnergie U.S. LTD., a subsidiary of Hydro-Quebec, has submitted an application to the FERC seeking rate approvals for a high voltage direct current ("HVDC") transmission interconnection, via 26 miles of cable underneath Long Island Sound, that would connect the United Illuminating
Company's 345 kV system with LIPA's 138 kV system.(61) This project would provide fully controllable, bi-directional transfer capability of approximately 600 MW between the control areas of the NYISO and ISO-NE.

--------------------------
     (59) Prior to its divestiture of generating assets, the aggregate capacity of all of NYSEG's fossil generation was 2,366 MW, and Central Maine Power's fossil, hydroelectric and biomass generation represented approximately 1,070 MW. Thus the existing NYPP/NEPOOL Interface is capable of transferring virtually all of the power output of NYSEG's divested fossil plants to Central Maine Power customers, and more than twice the amount needed for transfers from former Central Maine Power units to NYSEG customers.

     (60) Peak hours are 16 hours Monday for five days a week.

     (61) Petition of TransEnergie U.S. LTD. For Order Accepting Tariff For Transmission Interconnector and Granting Related Authorizations and Waivers, TransEnergie U.S. LTD.,ER00-1-000 (Oct. 1, 1999).

     The interties between the two ISOs are all free-flowing, alternating current ("AC") connections. To insure that the flow of power over the interties corresponds to the scheduled transactions between the ISOS, ISO-NE and NYISO are in continuous, real-time communication, and they coordinate their dispatch of generation in each pool to correspond to schedules established through the energy markets that each ISO maintains. In addition, the two ISOs engage in joint actions to implement and monitor the performance of those scheduled operations on a second-to-second basis, to insure that power flows over the interties correspond to the scheduling plans.

     Enabling these inter-ISO transactions to occur and ensuring the reliability of the bulk power transmission system requires a high level of coordination between New York and New England and across the transmission facilities that comprise the New York/New England Interface. The NY-ISO and ISO-NE jointly perform such coordination. Through their joint activities, the two ISO's plan in advance, and adjust, in real-time, based on actual physical conditions, the transfer capability of the interface and energy transfers that can flow in either direction between the two pools. Absent such coordination, it would not be possible to maintain a reliable interconnection between the two regions, and the economies and added reliability benefits enjoyed by market participants from their ability to access supply resources over the larger geographic range of the two pools would not exist.

     As in North Am. Co., supra, the joint actions of NYISO and ISO-NE insure that the flow of power between these ISOs is "centrally controlled and allocated, as need and economy direct." Here, need and economy are determined by the "invisible hand" of supply and demand in the open-bidding markets operated by these ISOs; however, it takes the coordinated actions of the two ISOs to insure that the results of these auctions is carried out and that power flows throughout the systems correspond to the schedules established through this process.

     In summary, under the restructured NEPOOL and ISO-NE, the high voltage grids of each transmission-owning utility in New England are combined (as they were under the prior NEPOOL Agreement) to form a single integrated transmission system. In contrast to the prior NEPOOL structure, which enabled only utility members to participate, the restructured NEPOOL, in addition, allows any seller or buyer to obtain nondiscriminatory access to the fully integrated NEPOOL transmission system. In essence, ISO-NE adds to the existing integrated utility system of NEPOOL a structure to enable non-traditional utilities the opportunity to participate in NEPOOL. Power sellers and purchasers can use this entire system by paying a single "poolwide" rate, to transmit power through and out of the NEPOOL system, to a retail or wholesale customer within NEPOOL, or as part of a sale to or purchase from one of the NEPOOL competitive markets for power described above. Through this open, transparent structure, every generator located within NEPOOL (or that can transmit its power to NEPOOL's interfaces at its border) is able to transmit power to any load within NEPOOL, or, through an interface, to load outside of NEPOOL, including in NYPP. Included in this category of transactions are transmission arrangements over the systems of Central Maine Power and NYSEG.

     3. Statutory Standards For Electric Integration Will Be Satisfied

     As demonstrated below, the Merger satisfies all four of the previously cited standards under the integration requirement.

          a.   Physical interconnection

     In applying the requirement that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection," the Commission focuses on physical interconnection through facilities that the parties own or, by contract, control.(62) In the recent AEP decision, the Commission found that a fixed term transmission contract connecting the applicants' systems and a commitment by the applicants either to extend their right to use the contract transmission path or to file a post-effective amendment explaining how the merged company system will continue to satisfy the interconnection requirements if its rights with respect to the contract path are not extended satisfied the interconnection requirement.

     The NYSEG and Central Maine Power systems satisfy the requirement that they be "physically interconnected or capable of physical interconnection" through a contract providing for 50 MW of firm transmission, for east-to-west firm point-to point transmission service from the Central Maine Power system to NYSEG's system (the "Contract Path").(63) The initial term of the Contract Path is from September 2, 2000 to March 31, 2003.(64) The Contract Path permits NYSEG and Central Maine Power to transfer electric energy over six of the eight transmission lines that comprise the Intertie between ISO-NE and the NY ISO.(65) As required by FERC Order No. 888, the transmission contract between NYSEG and ISO-NE, like the transmission contracts between applicants and intervening utilities that were relied upon to establish interconnection in prior cases, is a legally binding contract with which neither the ISO nor any third party can interfere.(66) Under the NEPOOL OATT, NYSEG and Central Maine Power have the right of first refusal to renew the Contract Path. Applicants provide the same commitment as that made by the applicants in AEP: namely, they commit either to extend their right to use the Contract Path prior to March 31, 2003, or to file a post-effective amendment explaining how the Energy East System will continue to satisfy the interconnection requirement if its rights with respect to the Contract Path are not extended.

-----------------------
     (62) See, e.g., American Electric Power Company, Inc. and Central and South West Corporation, HCAR No. 35-27186 (June 14, 2000) ("AEP") (interconnection based on one-way transmission through partial ownership of jointly-owned line and through purchase of additional transmission capacity from non-affiliated owner of another share of the line); Northeast Utilities, HCAR No. 35-25221 (Dec. 21, 1990) ("Northeast Utilities") at note 85, supplemented, HCAR No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir.
1992) Northeast had the right to use a Vermont Electric line for ten years, with automatic two-year extensions, subject to termination upon two years notice, in order to provide power to a Northeast affiliate); Centerior Energy Corp., HCAR No. 35-24073 (April 29, 1986) (Cleveland Electric Illuminating Company and Toledo Edison Company were connected by a line owned by Ohio Edison. All three were members of the Central Area Power Coordination Group ("CAPCO"). The line connecting Cleveland Electric, Ohio Edison and Toledo was a CAPCO line with segments owned by each of the three named utilities.); Cities Service Power & Light Co., 14 S.E.C. 28, 53, at note 44 (1943) (two companies in the same holding company system were found to be interconnected where energy was transmitted between two separated parts of the system over a transmission line owned by the United States Bureau of Reclamation, under an arrangement which afforded the system the privilege of using the line).

     (63) In AEP, the Commission approved a one-directional, 250 MW transmission interconnection between two utilities with a combined generating capacity of 37,964 MW (14,205 MW for Central and South West Corporation and 23,759 for American Electric Power). Prior to divestiture, the combined capacity of NYSEG and Central Maine Power was 3,436 MW (NYSEG - 2,366 MW; Central Maine Power - 1,070 MW).

     (64) Under applicable ISO-NE procedures, Applicants have submitted separate applications to reserve the Contract Path for the period from September 2, 2000 through March 31, 2001, and for two subsequent annual reservations, which extend to March 31, 2003. Applicants have submitted, in Exhibit M-1, copies of their reservation requests, and will submit a post-effective amendment by November 1, 2000, with NE-ISO confirmation of these arrangements.

     (65) The transmission facilities that comprise the Contract Path are owned by a number of other utilities, including Northeast Utilities, Vermont Electric Power Company, National Grid USA, Consolidated Edison of New York, Inc., and Niagara Mohawk Power Corp. Pursuant to Order No. 888, which requires a single charge for transmission across the systems of a tight power pool, only one, "non-pancaked," transmission charge is assessed for the ISO-NE transmission. With respect to the NY ISO portion of the transaction, no specific transmission path is established; instead, NYSEG is assessed a Transmission Usage Charge ("TUC"), including a congestion charge component from the external proxy bus to the point of delivery to the customer within NYSEG's service territory, and a marginal losses charge component calculated based on the Marcy reference bus.

     (66) FERC Order No. 888 requires that holders of firm transmission contracts make available, for reservation through the OASIS, transmission capacity over which transactions are not scheduled. Accordingly, at times when neither NYSEG nor Central Maine Power has scheduled transactions over the Contract Path, they will make it available for use by third parties.

     NYSEG and Central Maine Power will use the Contract Path as a firm extension of the NYSEG system, which, by providing a firm reserved path from the Central Maine power system, will assist NYSEG in satisfying its obligations as provider of last resort to procure and provide electric energy to its customers.(67) The Applicants note that in order to fulfill its provider of last resort obligations, NYSEG must have the ability to procure sufficient energy to serve customers that do not select an alternative energy supplier. By reserving the Contract Path capacity, NYSEG gains assurance that it will have access to import capacity for purchases from New England. In sum, following the merger, the Energy East system, pursuant to well-established Commission precedent, as recently followed in AEP, will satisfy the interconnection requirement through a firm transmission path between the electric utility subsidiaries of the merged company.

               b.   Economic and Coordinated Operation

     Section 2(a)(29)(A) further requires that the utility assets, under normal conditions, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language as requiring that, in addition to physical interconnection, "the properties [must] be so connected and operated that there is coordination among all parts, and that those parties bear an integral operating relationship to each other."(68) The Commission must find that "the isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the routing of power within the system."(69) The Commission has explained that this language "refers to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs."(70)

------------------------
     (67) The New York Public Service Commission has issued several orders implementing the requirement of the New York Public Service Law that electric utilities, including NYSEG, serve as the provider of last resort to all customers. See e.g. Opinion No. 96-12, Case 94-E-0952, "In the Matter of Competitive Opportunities Regarding Electric Service," May 20, 1996.

     (68) UNITIL Corp., at 1992 SEC LEXIS 1016, at *14, note 31, citing Cites Service Co., 14 S.E.C. at 55.

     (69) North Am. Co., 11 S.E.C. 194, 242, aff'd, 133 F.2d 148 (2d Cir. 1943),
aff'd on constitutional issues, 327 U.S. 686 (1946).

     (70) Id.

               (i)  Direct Coordination Between NYSEG and Central Maine Power

     The activities of NYSEG and Central Maine Power will be coordinated in a variety of other ways. First, NYSEG and Central Maine Power will coordinate their activities, on a daily, and when appropriate, more frequent basis, so as to optimize the day-to-day operation of their utility systems. As discussed above, NYSEG retains provider of last resort obligations for all customers; in addition, Central Maine Power currently retains an obligation to serve as provider of last resort to medium and large non-residential customers.(71) In order to enable NYSEG to fulfill these obligations, NYSEG and Central Maine Power will coordinate through joint marketing efforts, both as a buyer and a seller, consistent with the provider of last resort obligations that each company retains. Each company has extensive familiarity with generators, suppliers, planned new generation, and with the multitude of activities and opportunities for power supply in or near its service area. The obligation of NYSEG to supply retail load, as well as the diversity of weather and localized economic conditions can create opportunities for each utility to assist the other in procuring energy supplies. In addition, their combined purchasing power can provide efficiencies in their ability to obtain economies of scale in purchasing power, and will provide a ready market for power supplies that turn out to be in excess of one of the individual utility's needs.

     For example, NYSEG would ordinarily procure power on a monthly basis, in quantities sufficient to satisfy its projected load for the month. If, during that month, load turns out to be less than expected, NYSEG would have excess energy supplies available, and would work, on a daily basis, with Central Maine Power, to find opportunities to maximize the benefits that can be obtained from the sale of such excess power supplies.

     Subject to the limitations established by the FERC in Order No. 889 relating to separation of transmission and merchant functions, the two utilities will also coordinate their activities on a daily basis, so as to obtain maximum benefit from the localized knowledge of each, with respect to making arrangements for transmission of power supplies to one another. Through these efforts, for example, Central Maine Power staff, which have extensive familiarity with the New England market, will identify supply opportunities for NYSEG, and, subject to FERC Order No. 889 constraints, could determine the transmission routing, timing, and pricing strategies on the NEPOOL system that would maximize the benefits of the transaction.

-----------------------------------
     (71) 35-A, M.R. S.A., Section 32-12, Subsection 1-D; Chapter 301, Section 8(B); Order dated December 3, 1999, Docket No. 99-111, "Order Designating Standard Offer Provider and Rejecting Certain Bids." Under Section 32-12, Maine Public Utilities Commission will conduct periodic solicitations for bids for standard offer service. To the extent acceptable bids are not received, CMP will be the provider of last resort.

     Similarly, both NYSEG and Central Maine Power procure and provide certain ancillary services, including black-start restoration services (through the provision of transmission operations functions) and voltage support to retail and wholesale customers. Following the Merger, the two companies will communicate, on a regular basis, to determine the best strategies and opportunities for providing such services.

     The NYSEG and Central Maine Power personnel will communicate, on a daily basis, and even more frequently if necessary, to coordinate their activities in these areas. In addition, Energy East commits that within 90 days following the Merger, NYSEG and Central Maine Power will enter into a coordination agreement in which the companies will formalize their obligations to engage in the coordination activities described herein.

     As part of these coordinated operations, the two companies will coordinate to maximize the efficient use the Contract Path. Through this reserved firm path, power supplies can be transported from and through Central Maine Power's system, as well as from anywhere in New England, to NYSEG's system, thus insuring that tight market conditions in ISO-NE will not interfere with NYSEG's ability to obtain power imports from New England. Central Maine Power and NYSEG will coordinate their activities in scheduling transactions over the Contract Path.

     With respect to longer-term coordination, NYSEG and Central Maine Power will engage in joint purchasing of transmission and distribution equipment and related services. Moreover, by taking advantage of gas/electric "convergence" opportunities (such as swapping gas supplies for power, when economic to do so) created by the ownership of the gas utilities, NYSEG and Central Maine Power will jointly take advantages of opportunities for innovation in the evolving energy markets on coordinated and efficient basis.

     Also, NYSEG and Central Maine Power will coordinate their activities in the following areas, and will continue to seek to identify additional areas in which efficiencies can be realized through joint and coordinated actions. These include coordination in research and development efforts; coordination in managing compliance with FERC structural regulation, including Orders 888, 889 and 2000, which impose obligations on utilities with respect to open-access transmission, codes of conduct and OASIS operation, and participation in a regional transmission organization; compliance with state regulation; participation in ISO and inter-ISO activities; emergency responses, including storm management; development of policies and procedures to implement retail open access programs; development of policies regarding standardized interconnection agreements and other non-utility generation-related matters.

     Second, representatives of these two electric utilities will participate in numerous committees, including those established by the Memorandum of Understanding and by the Northeast Planning Coordinating Council, which focus on increasing reliability and economies among utilities in the region. As representatives of a holding company system with subsidiaries in two ISOs, these representatives will advocate policies designed to enhance the broader interests of the new Energy East system as a whole. Also, representatives of NYSEG and Central Maine Power will participate in joint Energy East task forces on transmission planning, distribution planning and operations, emergency planning, and system reliability, as part of the effort to enhance the benefits to, and operations of, the new Energy East system as a whole.

     Finally, as discussed in detail in Item 3.C.3, Economies and Efficiencies from the Merger, coordinated operations of NYSEG and CMP will result in synergies resulting from joint management, development of joint operation and maintenance systems, elimination of duplicative administration and general services, and more efficient operations in the areas of support services, customer service, purchasing and information services.

               (ii) Coordination  Through NYSEG's and Central Maine Power's Firm
                    Transmission Path

     The Contract Path between these two transmission/distribution companies reserves transmission capacity between the NYSEG and Central Maine Power systems, thus insuring that these companies can coordinate their operations. As explained above, NYSEG remains obligated, as a provider of last resort, to procure supplies to serve its retail load. As a consequence, as subsidiaries of the same holding company, Central Maine Power and NYSEG will engage in coordinated efforts to identify power supplies available to the Central Maine system and use the Contract Path to ship energy from these sources of supply end users connected to the NYSEG system. In addition, the integrated transmission system formed by the Central Maine Power/Contract Path/NYSEG system can be used to transmit power to transmission systems connected to the NYSEG system for ultimate delivery to other customers. The Contract Path thus serves to coordinate and integrate Central Maine Power's and NYSEG's transmission systems into a continuous transmission highway that operates as a single coordinated system that can ship power from Maine to New York and beyond.

               (iii) Coordination Resulting From NYSEG's and Central Maine Power's Transmission Pricing Proposal

     As discussed above, most owners of generating facilities in New York and New England today do not own transmission or distribution. Under the terms of the ISO-NE and NYISO transmission tariffs, these companies as well as companies such as NYSEG and Central Maine Power (see the Contract Path, infra) can reserve transmission capacity, including, if necessary, across the NEPOOL-NYPP Interface, and thereby access markets anywhere within NEPOOL or NYPP. The NYISO has become operational and has control over all transmission facilities in that State. In New England, in accordance with existing NEPOOL policies, NEPOOL PTFs are controlled by ISO-NE, while control over lower voltage and other non-NEPOOL PTF facilities is retained by their utility owner. Access over non-PTF transmission facilities is available pursuant to each individual utility's open access transmission tariff. Central Maine Power, for example, provides service over its non-PTF, consisting primarily of 34.5kV facilities, under its Local OATT.

     As part of their filing with the FERC under Section 203 of the Federal Power Act, NYSEG and Central Maine Power have developed a proposal that will further integrate their two transmission systems without disrupting the current operations of the NYISO and ISO-NE or the carefully constructed ISO tariff mechanisms that are already in place. To the extent that NYSEG and Central Maine Power are able to assess charges for transactions that use both of their transmission systems, the applicants have committed to eliminate the effects of one of the two system charges, thereby reducing "pancaking" effects for those transactions. Although control of all

New England utilities' PTF, is under the operational control of ISO-NE, New England utilities, including Central Maine Power, directly provide transmission service over their non-transferred facilities, i.e., their non-PTF system, under the terms of their individual OATTs. In the FERC application, the applicants committed that, upon consummation of the CMP Group Merger, they would eliminate the local point-to-point transmission charge under Central Maine Power's OATT in situations where a generator could be assessed charges by both Central Maine Power and NYSEG with respect to wheeling transactions over both the CMP and NYSEG systems. A more detailed explanation of the proposal is contained in the FERC application including the joint affidavit of Messrs. Garwood and McKinney. See Exhibit D-1. Reducing the charges for these types of transmission arrangements will increase the quantity of economic transactions between sellers and purchasers with access to the NYSEG and Central Maine Power systems, thus increasing the degree of integration between these companies. At present, more than 5,000 MW of new generation capacity has been proposed for development in Maine, and approximately 1,700 MW of new "merchant" plant capacity is currently under construction in Maine. Reductions in the cost of transmitting the output of these plants to markets in New York will inevitably result in greater sales and increased integration between these two systems and increasing power flows to and through the two systems. in the NYISO and ISO-NE, the strong interties, active trading, and coordinated activities of these ISOs, the active participation by their representatives in inter-ISO working groups, and their participation in the NPCC

               (iv) Coordination  Based on Joint  Planning  by NYSEG and Central
                    Maine Power

     In applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities.(72) In that regard, on August 9, 1999, ISO-NE and NYISO entered into a memorandum of understanding ("MOU"), in which, based on their recognition that better coordination among these ISOs "would result in more robust, competitive markets and facilitate interregional monitoring." The ISOs agreed to:

     - Place a high priority on studying the feasibility of increasing intertie capacity;

     - Identify and address market interface issues to facilitate broader competitive markets;

----------------------------
     (72) See, e.g.,  General Public  Utilities  Corp.,  HCAR No. 13116 (Mar. 2,
1956) (coordination of maintenance and construction requirements); Middle South Utilities, Inc., HCAR No. 11782 (March 20, 1953), petition to reopen denied, HCAR No. 12978 (Sept. 13, 1955), rev'd sub nom., Louisiana Public Service Comm'n. v. SEC, 235 F. 2d. 167 (5th Cir. 1956), rev'd,353 U.S. 368 (1957), reh'g
denied, 354 U.S. 928 (1957) (integration accomplished through an operating committee which makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); North American Company, HCAR No. 10320 (Dec. 28, 1950) (coordination of future power demand, sharing of extensive experience with regard to engineering and other operating problems, and furnishing of financial aid to the company being acquired are elements of integration).

     - Encourage market participants and others to contribute to the process of improving competition and interregional coordination, and

     - Require staff of the ISOs to report periodically to the ISO CEOs, market participants and other constituencies on the status and progress of their joint interregional coordination activities.

     The ISOs have established four joint working groups to carry out the goals of the MOU. The Operations Working Group will develop and implement procedures and practices which maximize the efficiency of markets while protecting bulk power system reliability and security. Among other things, this group will implement uniform procedures for confirming transactions and schedules between control areas and will establish a uniform procedure for administering dispatchable contracts.

     The Planning Working Group is charged with enhancing the overall coordination of reliability planning among the three ISOs. It will establish protocols for coordinating planning activities between the ISOs; establish technical processes to strengthen coordination between the ISOs' planning and assessment procedures; and investigate the feasibility of increasing inter-tie capacity.

     The Business Practices Working Group is charged with furthering the seamless interfaces between the ISOs, minimizing the potential for contract curtailments, and identifying business practices that promote market effectiveness and efficiency. It will identify rules or practices that need to be addressed to enhance seamless markets; develop guidelines to mitigate the need for Transmission Load Relief by identifying and coordinating regional redispatch opportunities, and identify and provide consistent information required to support competitive markets. Finally, the Public Information Working Group will seek to optimize the information available to market participants to facilitate multi-regional trading and will focus on using information technologies to create synergies within the ISOs' on-line trading systems.

     Also, representatives of Central Maine Power and NYSEG presently serve as members of working groups and committees that address, on a continuing basis, the issues of coordination between ISO-NE and NYISO. Following the CMP Group Merger, these representatives will continue to be engaged in these activities. As representatives of subsidiaries of the same company, Energy East, NYSEG and Central Maine Power will have an increased focus on the development and implementation of inter-pool activities, such as enhanced inter-pool transmission, "loop-flow" coordination, reserve sharing, maximization of interpool trades, and other activities which enhance the benefits of economic and efficient coordination for the Energy East electric companies.

               (v)  Coordination   Through  Joint   Membership  in   Subregional
                    Reliability Coordinating Council

     The functions and services performed by ISO-NE in New England and the NYISO in New York are performed pursuant to the reliability criteria upon Control Area Operators as prescribed by the Northeast Power Coordinating Council ("NPCC"), a subregional reliability coordinating council of the North American Electric Reliability Council ("NERC").(73) Both NYSEG and Central Maine Power are members of the NPCC. The NPCC provides reliability coordination for five control areas including New York, New England, Ontario, Quebec and the Maritime Provinces. NPCC's reliability criteria permit the reliable and efficient operation of the international, interconnected bulk power systems in the Northeastern North America. Under the NPCC Membership Agreement, the NPCC establishes reliability criteria, facilitates competitive markets, coordinates system planning, design, and operations, and performs compliance assessment. The NPCC thus also plays a role in coordinating the operations of ISO-NE and NYISO, and of their members, including NYSEG and Central Maine Power; through their compliance with the requirements of the NPCC, these ISOs and utilities coordinate their activities, in compliance with the Act's coordination requirement.

               (vi) Coordination   Through   Membership   In  ISOs  and  Through
                    Inter-ISO Coordination

     Historically, coordination was performed by the holding company's integration of the operations of its vertically-integrated utility subsidiaries. However, in UNITIL, the Commission held that a third party, such as a tight power pool, can provide the requisite coordination to support a finding that the utility assets owned by separate companies form an integrated public utility system.

     The facts in UNITIL are analogous to those in the instant case. Prior to its acquisition of Fitchburg Gas and Electric Light Company ("Fitchburg"), UNITIL Corporation had three wholly owned public-utility subsidiary companies, two of which, Concord Electric Co. ("Concord") and Exeter & Hampton Electric Co. ("Exeter") owned no generation and thus were transmission and distribution-only utilities that sold retail power. The third subsidiary, UNITIL Power Corp., supplied wholesale power to the two transmission/distribution utility subsidiaries. All of the subsidiary companies were members of NEPOOL. UNITIL proposed to acquire the common stock of Fitchburg, which leased and operated a generating facility and held other ownership entitlements to generating capacity in NEPOOL.

     UNITIL and Fitchburg were not connected through transmission lines that they owned. Rather,

          [T]he Companies are indirectly interconnected through NEPOOL-designated transmission facilities ("PTF") and other nonaffiliate transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliate companies.(74)

--------------------------
     (73) Within NERC there are nine subregional reliability coordinating councils. The NPCC, which was formed in 1966, is the third largest reliability coordinating council.

     (74) UNITIL Corp. at 1997 SEC LEXIS 1016, at *12. In 1998, in the Conectiv case, based on UNITIL, the Commission found that Delmarva Power & Light Company and Atlantic Energy, Inc. met the physical interconnection requirements of
Section 2(a)(29)(A) through their common membership in PJM Interconnection, LLC ("PJM"), which was a regional power pool and the first FERC-approved, operational ISO. Conectiv, Inc. HCAR No. 35-26832 (Feb. 25, 1998 ("Conectiv").

     The Commission noted that NEPOOL is a "tight" power pool, which consists of electric systems "which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes each member's responsibilities." The Commission stated that tight power pools "have centralized dispatch of generating facilities, whereby energy and operating reserves are interchanged among the participant systems and transferred over facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination."(75) The Commission further found that NYPP similarly is a tight pool, in terms of its level of centralization and automation.(76)

     As discussed above, NYSEG and Central Maine Power have transferred scheduling and operational control over their high-voltage transmission facilities to ISO-NE and NYISO, respectively. Like the tight power pools from which these two ISOs evolved, NEPOOL and the NYPP, these two ISOs operate the combined transmission and generation assets of their participants as a single electrical system, insuring that generation is economically dispatched (through market-based bidding) and that transmission capacity is provided to enable the market to function. Moreover, as discussed above, based on the high degree of interconnected operations between these two ISOs, the two ISOs coordinate their scheduling and operations so as to enable "cross-border" transactions to occur seamlessly. The high degree of integrated operations insures that the two systems are operated as a coordinated system in which the flow of energy is "centrally controlled and allocated, as need and economy direct," and in which no generator, purchaser, or transmission owner operates in isolation.

     In the AEP  decision  the  Commission  noted that the Act does not,  by its terms "specify the measures that are required for a finding of economic and coordinated operations," and stated that the applicants' approach to coordination:

          reflects the extent to which actions of Congress, the FERC and the states are shaping the contemporary electric industry. The unbundling of generation and transmission and the new forms of central control and coordination that are developing are the direct result of federal and state efforts to promote a competitive energy market - a goal consistent with the purpose of the Act to promote "economy of management and operation" of public-utility companies."(77)

-----------------------------
     (75) Id. at * 11. Through its membership in NEPOOL or the NYPP, a member utility was permitted to avail itself of the bulk power facilities owned by each of the other members and could receive the benefits of the coordinated planning and operation of the pool's combined facilities. In exchange for accepting the burdens of membership (including cost responsibility and the loss of complete control of the utility's operations and planning authority), a member utility could participate in an interconnected and coordinated system, in which all of the properties are connected and operated in coordination. UNITIL, supra, at *14.

     (76) Id.

     The instant case involves the combination of two utilities which, pursuant to state directives, have divested their generation and which are participants in contiguous ISO-controlled systems in which open-access transmission and bid-based markets reflect the state-of-the-art in competitive energy markets. As in AEP, the Commission should find that the companies' activities, within these evolving structures, satisfy the Act's goals regarding the coordination requirement of section 2(29)(A).

          c. Single area or region

     The Commission's third requirement for integration is also satisfied. The Energy East electric system will operate in a single area or region. The electric system will operate in upstate New York and central and southern Maine in the northeast region of the United States. Although the service territories of NYSEG and CMP do not touch or overlap, they are within the same general region. The Commission has approved a number of similar combinations of electric utilities.

     The Commission has made clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently78 found that utility systems spanning multiple states satisfy the single area or region requirement of the Act.79

     It should be noted that in the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."80 The 1995 Report also recommends that primacy be given to "demonstrated economies and efficiencies to satisfy the statutory integration requirements."81 As set forth in Item 3.C.4, the Merger will result in numerous economies and efficiencies for the utilities and, in turn, their customers. Additionally, as discussed above, given the high level of interpool transactions and ready transmission access between NEPOOL and NYPP, and the elimination of rate pancaking, the net effect is a regional northeast U.S. grid, from both an operational and economic standpoint. By virtue of their common memberships in the highly interactive NYPP and NEPOOL tight pools, and their respective ISOs, NYSEG and Central Maine Power will be part of the same region.

-------------------------
     (77) AEP, slip op. at 50.

     (78) See, e.g., WPS Resources Corp., HCAR No. 26922 (Sept. 28, 1998).

     (79)

     (80) 1995 Report at 73.

     (81) 1995 Report at 73.

               d.   Not  so  large  as  to  impair   advantages   of   localized
                    management, efficient operation, and the effectiveness of regulation

     Finally, with respect to the Commission's fourth requirement, the Energy East system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. Connecticut Energy will maintain its corporate headquarters in Bridgeport. See, e.g., Entergy, supra, (approving power system covering portions of four states):
Southern Co., HCAR No. 24579 (Feb. 12, 1988); (approving power system covering portions of four states); New Century Energies, Inc., HCAR No. 26748 (Aug. 1,
1997) (approving integrated system covering portions of five states). Connecticut. After the Merger, Energy East will maintain its principal office in Stamford, Connecticut, while CMP Group will continue to maintain its corporate headquarters in Augusta, Maine, CTG Resources will continue to maintain its corporate headquarters in Hartford, Connecticut, and Berkshire Energy will continue to maintain its corporate headquarters in Pittsfield, Massachusetts. The management of post-Merger Energy East will be drawn primarily from the existing management of Energy East, Connecticut Energy, CMP Group, CTG Resources, Berkshire Energy, and their subsidiaries.82 This structure will preserve all the benefits of localized management that Energy East, CMP Group, CTG Resources, and Berkshire Energy presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from the Merger.

     Additionally, the post-Merger Energy East system will not impair the effectiveness of state regulation. NYSEG, CMP Group's, CTG Resources', and Berkshire Energy's utility subsidiaries will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the NYPSC, MPUC, DPUC, MDTE, the FERC and the NRC. Energy East, CMP Group and CTG Resources, and Berkshire Energy are working closely with all agencies to the extent necessary to ensure they are well informed about the Merger, and the Merger will not be consummated unless all required regulatory approvals are obtained. Pursuant to the recommendations contained in the 1995 Report this last factor is significant, as the Division stated therein "where the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,"83 especially since the Merger will result in a system similar to the traditional registered holding company system.

     The electric operations of NYSEG and Central Maine Power are coordinated through joint planning with, and for, NYISO and ISO-NE and joint distribution activities. Given the close coordination of NYISO and ISO-NE, the area encompassed should be considered a single area or region and given the maintenance of corporate headquarters in Connecticut, Maine New York and Massachusetts, and ongoing regulation by various state and federal authorities, there is no impairment of localized management, efficient operation or effective regulation.

---------------------------
     (82) The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," (Centerior, supra) or where the acquired company's management would remain substantially intact. (AEP, supra).

     (83) 1995 Report at 74.

     Maine Electric Power Company
     ----------------------------

     MEPCo owns and operates a 345-kV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with the portion of the interconnection constructed in the province of New Brunswick, Canada, by The New Brunswick Power Corporation. Central Maine Power owns 78.3% of MEPCo's common stock. The remaining voting stock of MEPCo is owned by two other Maine electric utilities, Bangor Hydro Electric Company and Maine Public Service Company. MEPCo provides service over its facilities pursuant to a non-discriminatory FERC approved OATT. Long-term transmission capacity on MEPCo's facilities is fully reserved. MEPCo is directly connected to Central Maine Power and the two transmission systems are fully integrated; as shown above, Central Maine Power will be a fully integrated component of the new Energy East Electric System. Therefore, MEPCo satisfies the Act's requirements for integration of electric utility systems.

     NORVARCO
     --------

     NORVARCO  holds  a  50%  general   partnership   interest  in  Chester  SVC
Partnership, a general partnership which owns a static var compensator, in Chester, Maine, adjacent to MEPCo's transmission interconnection. Operation of the static var compensator helps to ensure the reliable interconnection between NEPOOL and Canadian utilities (New Brunswick Power and Hydro-Quebec), by providing voltage control on the New Brunswick transmission interconnection that prevents the loss of the MEPCO line that might otherwise occur following the loss of the Hydro-Quebec transmission interconnection. Following the CMP Group Merger, NORVARCO would similarly function as a fully integrated component of the new Energy East Electric System and thus will satisfy the Act's integration standard.

     4.   Combination of Gas Utility Operations

          a.   Section 10(c)(1)

     Energy East's acquisition of the gas operations of CMP Group, CTG Resources and Berkshire Energy as well as Energy East's retention of NYSEG's, Connecticut Energy's and Maine Gas Co.'s existing gas operations, is lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

               (i)  Section 8

     Section 8 of the Act provides that:

          [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof
          (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

     A fair reading of this section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both integrated electric utility systems and integrated gas utility systems.

     Energy East, as a combination company, is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in Energy East is lawful under all applicable state laws and regulations. The Merger will not result in any change in the provision of gas and electric services of any so-called combination system within a given state. Energy East, through NYSEG, will continue to provide electric and gas service in the State of New York and CMP Group, through its utility subsidiaries, will continue to provide electric service in the State of Maine. Since New York and Maine both permit combination gas and electric utilities serving the same area, the Merger does not raise any issue under Section 8. Moreover, earlier concerns that a holding company such as Energy East would be able to greatly emphasize one form of energy over the other based on its own agenda have substantially receded because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy in whatever form. Furthermore, state regulators will have sufficient control over, and are unlikely to approve, a combination company that attempts to undertake such practices. Indeed, with regard to retail sales of electric power, Energy East and CMP Group have divested virtually all of their generation assets, and Central Maine Power and NYSEG have transferred operational control of their transmission facilities(84) to an ISO, effectively depriving the utilities (and their holding companies) of both the ability and the incentive to favor one form of energy over the other.

               (ii) Section 11

     Even if Section 8 of the Act were not interpreted as generally permitting the combination of separate gas systems where such combination is approved and accepted by the relevant state commissions, Sections 10 and 11 of the Act contain additional provisions that permit the retention by Energy East of its existing integrated gas system (consisting of the gas operations of NYSEG, Connecticut Energy and Maine Gas Co.) and the acquisition of the gas operations of CMP Group, CTG Resources and Berkshire Energy. Section 10(c)(1) prevents the Commission from approving an acquisition that "would be detrimental to the carrying out of the provisions of Section 11." Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric.

     An exception to the requirement of a "single system" is provided in Section 11(b)(1) A-C (the "ABC clauses").(85) A registered holding company may own one or more additional integrated public utility systems -- i.e., gas as well as electric -- if each system meets the criteria set forth in these clauses. As discussed below, post-Merger Energy East qualifies under the exception established pursuant to the ABC clauses to retain the integrated gas system, comprised of the gas operations of NYSEG, Connecticut Energy, Maine Gas Co., CTG Resources and Berkshire Energy.

---------------------------
     (84) As noted above, Central Maine Power has retained control of its "non-PFT" facilities.

     (85) See,  generally,  NIPSCO  Industries,  Inc.,  HCAR No. 26975 (Feb. 10,
1999).

               b.   "ABC" Clauses

     Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems if:

     (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

     (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

     (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     For the reasons set forth below, a divestiture order would be contrary to the public interest and Energy East therefore requests that the Commission authorize retention of Energy East's existing gas operations. Furthermore, Energy East requests that the Commission authorize Energy East's acquisition of the gas operations of CMP Group, CTG Resources, and Berkshire Energy.

     In the 1995 Report, the Commission Staff recommended that the Commission "liberalize its interpretation of the 'ABC' clauses."86 In its recent decisions in New Century Energies, Inc.,87 Conectiv, Inc.,88 and WPL Holdings, Inc.,89 the commission applied the ABC clauses to a proposed acquisition by a to-be-registered holding company. The Commission reconsidered and rejected the implicit requirement, in many of its earlier decisions, of evidence of a severe, even crippling, effect of divestiture upon the separated system, stating that this approach is outmoded in the contemporary utility industry, and explained that as a result of the convergence of the gas and electric industries now under way, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together, and that this factor operates to compound the loss of economies represented by increased costs. The above-cited decisions support a favorable consideration by the Commission of the instant application/declaration.

-------------------------------
     (86) 1995 Report at 74.

     (87) New Century Energies, Inc., HCAR No. 26749 (1997)

     (88) Conectiv, Inc., HCAR No. 26832 (1998).

     (89) WPL Holdings, Inc., HCAR NO. 26856 (1998).

     Historically, under its previous narrow interpretation of section 11(b)(1)(a), as a guide to determining whether lost economies are "substantial," the Commission has given consideration to ratios which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions;" (3) gross gas income; and
(4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under section 11(b)(1)(a), it has indicated that cost increases resulting in a 6.78 percent loss of operating revenues, a 9.72 percent increase in operating revenue deductions, a 25.44 percent loss of gross income and a 42.46 percent loss of net income would afford an "impressive basis for finding a loss of substantial economies."(90)

     Here, the lost economies that would be experienced if the gas properties of Energy East were to be operated on a stand-alone basis exceed these numbers, without any increase in benefits to consumers from such divestiture. The Companies have provided, at Exhibit J-1, an "Analysis of the Economic Impact of a Divestiture of the Gas Operations of Energy East." As shown in Table I-1 of that analysis, divestiture of the NYSEG segment of Energy East's gas business into a stand-alone gas company would result in a 9.6 percent loss of operating revenue, a 10.2 percent increase in operating revenue deductions; a 147.3 percent loss of gross income, and a 239.3 percent loss of net income. These figures show that the lost economies associated with the divestiture of the NYSEG segment of Energy East's gas business are substantial, even under a narrow interpretation of Section 11(b)(1)(A).

     The spin-off of CNGC, Southern Connecticut and Berkshire Gas following the Merger would also result in lost economies. As was the case with regard to the above-referenced analysis of the spin-off of NYSEG's gas business, lost economies are typically analyzed with respect to the divestiture of an existing, and hence operationally integrated, utility. In these cases, a significant percentage of lost economies are associated with the replication of services heretofore performed by the combination company, the loss of economies of scale relating to physical plant and office space and purchasing, and other factors. In contrast, when lost economies are assessed in the context of companies which, at present, are operating as stand-alone entities, the lost economies equal the foregone savings that would have been realized had the Merger taken place. In the latter case, the lost economies, representing economies associated with the Merger, are not the dramatic changes that result from separation of ongoing businesses that have operated long-term on a combined basis, but rather, are economies that could have been realized over time through the combination of previously unconnected businesses. By definition, measurement of lost economies associated with acquisition of currently stand-alone companies is more speculative. Energy East's divestiture analysis therefore appropriately focuses on the more concrete lost economies associated with divestiture of the gas division of NYSEG.

     In addition to the quantified economic losses associated with the divestiture of the gas operations of CNGC, Southern Connecticut and Berkshire Gas, divestiture would cause a significant, although difficult to quantify, amount of damage to post-Merger Energy East's customers and would disrupt plans of its regulators to create a fluid and efficient total energy marketplace, and set of services. Likewise, divestiture would interfere with Energy East's ability to compete in the marketplace. Such costs to customers involve the additional expenses of doing business with two utilities instead of one (i.e., additional telephone ---- calls for service and billing inquiries, and cost of providing access to meters and other facilities for two utilities) and costs associated with making the entities supply information to shareholders and publish the reports required by the Act. Similarly, increased costs would involve additional duties for the staffs of the NYPSC, the DPUC, the MPUC and the MDTE as a result of each agency dealing with one to two additional utilities. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing and rate case requests.

-------------------------
     (90) Engineers Public Service Co., 12 S.E.C. 41, 59 (1942) (citation omitted).

     Energy East's competitive position in the market would also suffer from divestiture of the Companies' gas operations because, as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs. Divestiture of gas operations would render Energy East unable to offer its customers a significant and important option, namely gas services, and could damage Energy East's long-term competitive potential. As the Commission recognized in New Century Energies, Inc., in a competitive utility environment, any loss of economies threatens a utility's competitive position, and even a "small" loss of economies may render a utility vulnerable to significant erosion of its competitive position.(91)

     With respect to Clause B, as the Commission noted in WPL Holdings, Inc., et al.,(92), "[c]lause contemplates the location of an additional system in the -- same state as the principal system or in adjoining states."(93) Here, Energy East's principal system (the integrated electric system) will be located in New York and Maine, and the "additional system" -- the integrated natural gas system -- will be located in the same states of New York and Maine and in the adjoining States of Connecticut and Massachusetts. Hence Clause B of the ABC clauses is satisfied.

     With respect to Clause C, the continued combination of the gas operations under Energy East is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management. The gas operations of the four Companies will continue to be the same as they are today with some 579,800 customers in four states and confined to a relatively small area.(94) As the Commission has recognized elsewhere, the determinative consideration under this criterion is not size alone or size in the absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.(95) Management currently is and will remain geographically close to gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, each gas operation is organized in a separate corporation by regulatory jurisdiction thus facilitating state regulation. Finally, as detailed above, the gas operations of the four Companies will realize additional economies as a result of the Merger. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under Energy East will facilitate and enhance the efficiency of gas operations.

-----------------------------------
     (91) New Century Energies, Inc., HCAR No. 26749, citing 1995 Report at 71. See also WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998), citing 1995 Report at 71.

     (92) HCAR No. 26856 (April 14, 1998).

     (93) Id. at n.44.

     (94) The relative sizes of the NYSEG, Southern Connecticut Gas, Maine Gas Co., CNGC and and Berkshire Gas gas operations are shown on one of the maps contained in Exhibit E-1.

     (95) See, e.g., Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998).

     In summary, the gas operations of Maine Gas Co., which are very limited in size, currently operate as a single, integrated public utility system in central Maine, and are currently operated jointly with Energy East pursuant to a Joint Venture agreement. The Merger will not affect that integrated operation. The addition of CNGC to the Energy East system in the State of Connecticut, where Southern Connecticut Gas already serves 158,000 customers and which state adjoins NYSEG's operations, will add 143,300 natural gas customers in Connecticut to Energy East's existing base of over 244,000 customers. The addition of Berkshire Gas to the Energy East system will add approximately 34,500 retail customers in western Massachusetts, which state adjoins both New York and Connecticut. Such additions will bring about the benefits described above. Energy East should therefore be permitted to retain its existing gas operations (i.e., NYSEG, Southern Connecticut Gas, and Maine Gas Co.) while being allowed to acquire and retain the natural gas utility assets of CMP Group, CTG Resources and Berkshire Energy.

          c.   Gas utility integration standards (Section 10(b)(2))

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

          [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair(considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Unlike the definition of an "integrated electric utility system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Furthermore, the Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected.(96)

     The  combination  of Energy  East's gas  facilities  -- NYSEG and  Southern
Connecticut Gas -- with the gas facilities of CMP Group (Maine Gas Co.), CTG Resources (CNGC) and Berkshire Energy (Berkshire Gas) will satisfy the integration standard set forth in Section 2(a)(29)(B)of the Act for the following reasons:

----------------------------
     (96) See In the Matter of Pennzoil Company, HCAR No. 15963 (1968) (finding an integrated system where respective facilities both connected with an unaffiliated transmission company but not each other). See also In the Matter of American Natural Gas Co., HCAR No. 15620 (1966) ("it is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection").

     - All four gas facilities will share a "common source of supply" and will be operated as a "single coordinated system." Indeed, pursuant to a joint venture agreement, NYSEG's gas division and Maine Gas Co. are already being jointly operated.

     - All four gas facilities will be able to achieve "substantial economies" in gas supply through the increased purchasing power and gas supply coordination that will result from being part of the larger combined gas system;

     - As the two smallest of the combined gas operations, Maine Gas Co. and Berkshire Gas and the customers of these two gas companies will particularly benefit from these efficiencies, as well as from the expertise of NYSEG, Southern Connecticut Gas and CNGC in such areas as engineering, construction, training, meter service, testing, marketing and gas transportation; and

     - The area or region served by the four gas facilities will not be "so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the management of CMP Group's, CTG Resources' and Berkshire Energy's utility subsidiaries will largely remain intact after the consummation of the Merger, and the Maine Gas Co., CNGC and Berkshire Gas gas systems will be independent of, but coordinated with (in order to promote efficient operation), that of Energy East's current gas system, and will be subject to effective local regulation by the MPUC, DPUC and MDTE, respectively.

               (i)  Section   2(a)(29)(B):   "substantial   economies   may   be
                    effectuated by being operated as a single coordinated system"

     The four gas departments will be operated in a coordinated fashion as to portfolio design and strategy, procurement, storage optimization, price risk management and contract administration. Energy East, CMP Group, CTG Resources and Berkshire Energy are in the process of identifying specific components of their gas portfolios which, through joint management and coordination, will enable the combined companies to exploit opportunities for savings in the marketplace.(97)

     With regard to natural gas service, Energy East, CMP Group, CTG Resources and Berkshire Energy gas subsidiaries purchase significant amounts of gas from the same supply basins in Western Canada and Texas/Louisiana, holding capacity on the Tennessee, Iroquois and Algonquin pipelines, and contract for storage services in Pennsylvania and New York. These common portfolio resources may bring long-term benefits to the Companies' customers. Moreover, as the dynamics and structure of the natural gas industry continue to change, the marketplace will create even more options for the Companies to create value through coordination of their respective gas supply portfolios. For example, demand and pricing differentials now exist and will continue to occur and, through coordinated management of their portfolios of physical and contractual assets, the Companies will be better positioned to take advantage of changing market conditions.

--------------------------
     (97) See, e.g., Item 3.C.3 Economics and Efficiencies from the Merger (Section 10(c)(2)) for information concerning Merger economies and efficiencies.

               (ii) Section 2(a)(29)(B): "a single area or region in one or more states"

     After consummation of the Merger, Energy East's gas operations will be located in a single region -- the northeastern United States. Although the Energy East, CNGC, Maine Gas Co. and Berkshire Gas retail gas service areas will be separated by a distance of several hundred miles and, in the case of Maine Gas Co., are located in non-contiguous states, such factors by themselves are not determinative. The Commission has made clear that systems separated by intervening territories are in the same region because they procure gas from a "common source of supply."(98)

     Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair" the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. Both the Commission's precedent and the "state of the art" in the natural gas industry lead to the conclusion that, with the CTG Resources, CMP Group and Berkshire Energy gas systems included, Energy East's gas utility system will operate as a coordinated system confined in its operation to a single area or region because all three systems will derive almost all of their natural gas from a common source of supply.

     Neither the Act, the Commission's orders and rulings, nor the Commission staff's no-action letters provide a definition as to what constitutes a "common source of supply." Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked to such issues as from whom the distribution companies within the system receive a significant portion of their gas supply.(99) The Commission has also considered both purchases of gas from a common pipeline.(100) as well as from different pipelines when the gas originates from the same gas field.(94) Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

--------------------------
     (98) See, e.g., NIPSCO, HCAR No. 26975 (Feb. 10, 1999) (authorizing holding company with operating company in Indiana to acquire a gas utility in Massachusetts where the gas utilities in each state received significant amounts of gas from the same supply basin)

     (99) See, e.g., In the Matter of Philadelphia Company and Standard Power and Light Co., HCAR No. 8242 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Co., HCAR No. 25040 (1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

     (100) In the Matter of the North American Co., HCAR No. 10320 (1950) (finding Panhandle Eastern pipeline to be a common source of supply). (94) See In the Matter of Central Power Company and Northwestern Public Service Co., HCAR No. 2471 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."

     Following consummation of the Merger, all four gas facilities will derive substantially all of their gas from a common source of supply under Section 2(a)(29)(B). NYSEG receives approximately 63 percent of its gas supply from the Texas and Louisiana Basins and approximately 28.5 percent of its gas supply from the Western Canadian Sedimentary Basin, which together account for over 91 percent of NYSEG's gas supply. In addition, over 36 percent of NYSEG's total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. Southern Connecticut Gas receives approximately 64 percent of its gas supply from the Texas and Louisiana Basins and approximately 35 percent of its gas supply from the Western Canadian Sedimentary Basin, which together account for 99 percent of Southern Connecticut Gas's gas supply. In addition, nearly all of Southern Connecticut Gas's total transportation capacity requirements from each of the basins mentioned above are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. With regard to CTG Resources' gas subsidiary, CNGC, approximately 73 percent of
CNGC's gas supply is received from the Texas and Louisiana basins, and approximately 26 percent of its gas supply is received from the Western Canadian Sedimentary Basin, which together account for over 99 percent of CNGC's gas supply. Approximately 98 percent of CNGC's total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin, and Texas Eastern pipelines. With regard to Maine Gas Co., approximately 100 percent of Maine Gas Co.'s gas supply is currently received from the Portland Natural Gas Transmission System ("PNGTS") pipeline, which is interconnected with the TransCanada Pipeline, carrying Western Canadian Sedimentary Basin gas. When fully developed, Maine Gas Co. will continue to receive at least 50 percent of its gas supply from the Western Canadian Sedimentary Basin through the TransCanada Pipeline and the PNGTS pipeline. With regard to Berkshire Energy's gas subsidiary, Berkshire Gas, approximately 92 percent of Berkshire Gas' gas supply is received from the Texas and Louisiana basins, and approximately 3 percent of its gas supply is received from the Western Canadian Sedimentary Basin, which together account for 95 percent of Berkshire Gas' gas supply. 100 percent of Berkshire Gas' total transportation capacity requirements are carried on the Tennessee pipeline.

     In addition, Sable Island gas supply from offshore Nova Scotia via the newly constructed Maritimes & Northeast Pipeline will be available to Maine Gas Co., NYSEG and Berkshire Gas via the Tennessee Gas Pipeline, which connects to the Maritimes & Northeast Pipeline at Dracut, Massachusetts to provide service to New England, and to Southern Connecticut Gas and CNGC via the Algonquin Gas Pipeline, which connects to the Maritimes & Northeast Pipeline at Salem, Massachusetts to provide service to Massachusetts, New York and Connecticut. It is anticipated that, as Sable Island is developed, the NYSEG, Southern Connecticut Gas, CNGC, Maine Gas Co. and Berkshire Gas gas facilities will draw a growing percentage of supplies from this important new supply basin.

     Purchases from and through a common pipeline, as well as purchases from a common gas field, have been found to satisfy the "common source of supply" requirement of Section 2(a)(29)(B) of the Act.(101) There is thus substantial evidence that NYSEG, Southern Connecticut Gas, CNGC, Maine Gas Co. and Berkshire Gas will share a common source of supply for a significant amount of their respective gas supplies.

------------------------
     (101) See, e.g., NIPSCO, supra.

     Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the construction of new pipeline capacity, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines and local distribution companies in response to various FERC and state initiatives.(102) Of particular importance has been the development, evolution and operation of market centers, trading hubs, and pooling areas. Today, trading activity conducted at market centers and trading hubs play an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage).

     As a result of these developments, coordination of the operations of two non-contiguous gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common market centers or trading hubs. Importantly, these developments in the state of the art in the gas industry now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines.(103)

     As indicated above, because NYSEG, Southern Connecticut Gas, CNGC, Maine Gas Co. and Berkshire Gas will potentially share access through their respective pipeline transporters to industry-recognized market and supply area hubs, they will have the enhanced ability to physically coordinate and manage their portfolios of supply, transportation and storage and to support, if necessary, the underlying physical side of various financial derivatives as a means of managing price volatility.

               (iii)Section  2(a)(29)(B):  System size from  perspective of "the advantages of local management, efficient operation and the effectiveness of regulation."

     The integrated gas system to be formed by the combination of NYSEG, Southern Connecticut Gas, CNGC, Maine Gas Co. and Berkshire Gas will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." Although the CNGC, Maine Gas Co. and Berkshire Gas gas supply personnel will report to an officer of Energy East, and the Maine Gas Co. supply personnel will report to an officer of Enterprises, CNGC will retain gas supply personnel in Connecticut, Maine Gas Co. will retain gas supply personnel in Maine, and Berkshire Gas will retain gas supply personnel in Massachusetts. Further, the affiliation of these four gas companies is expected to result in economies and efficiencies, as discussed in more detail below.

     Finally, the Merger will not have an adverse effect upon effective regulation. Following the Merger, each utility will remain subject to regulation by its current state regulator(s). Accordingly, the Commission should find that the size requirements of Section 2(a)(29)(B) of the Act are satisfied.

------------------------
     (102) See, e.g., NIPSCO; 1995 Report at 29-31.

     (103) See, e.g., New Century Energies, Inc., supra.

     For all of the above reasons, the combined gas operations of Energy East (including Southern Connecticut Gas), CTG Resources, CMP Group and Berkshire Energy will constitute a single integrated gas utility system.

     5.   Economies and Efficiencies from the Merger (Section 10(c)(2))

     As discussed above, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Through the Merger, the Companies will create an entity that is well situated to compete effectively in an increasingly active market.

     In total, the Companies expect to achieve total cost savings resulting from the Merger, including the merger with Connecticut Energy, of approximately $550 million over the first ten years. The efficiencies and economies brought about through the Merger, and described in more detail below, thereby serve the public interest, as required by Section 10(c)(2) of the Act.

     Although many of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.(104) Furthermore,
Section 10(c)(2) of the Act does not require that the future savings be large in relation to the gross revenues of the companies involved.(105) In addition, some potential benefits cannot be precisely estimated; nevertheless they should be considered.(106) The Companies believe that the Merger will provide significant financial and organizational advantages and, as a result, the potential for substantial economies and efficiencies should be found to meet the standard of
Section 10(c)(2) of the Act.

     With respect to the CTG Resources Merger, the Applicants have identified the following areas in which the merged Company may achieve savings: growth margin, gas supply, labor, administrative and general expenses, and non-fuel purchasing economies. Applicants estimate total cost savings resulting from the CTG Resources Merger at approximately $149.8 million over the first ten years. (This figure has been adjusted to reflect $2.3 million of costs that are expected to be incurred to achieve these savings.) Although the recently completed merger with Connecticut Energy is not the subject of this Application/Declaration, it should be noted that, as a result of economies of scale, the combined synergies of the CTG Resources Merger and the Connecticut Energy merger are expected to exceed the sum of the synergies that could be obtained by the individual mergers, particularly in the areas of gas supply and labor. On an aggregate basis, these incremental synergies are expected to result in an additional cost savings of $73.4 million over a ten-year period. This figure reflects $1.0 million of costs that are expected to be incurred to achieve these incremental savings. Applicants estimate total cost savings resulting from the Connecticut Energy merger on a stand-alone basis at approximately $119.9 million over the first ten years. (This figure has been adjusted to reflect $6.1 million of costs that are expected to be incurred to achieve these savings.)

----------------------------
     (104) See American Electric Power Co., 46 SEC 1299, 1320-1321 (1978).

     (105) See American Natural Gas Co.,43 S.E.C. 203 at 208 (1966).

     (106) "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (citation omitted); see also In Re Consolidated Edison, Inc., HCAR No. 27021 (May 13, 1999); National Grid Group PLC, HCAR No. 27154 (March 15, 2000).

     Parties to the CMP Group Merger and the Berkshire Energy Merger have identified areas where joint management, coordination and/or consolidation should enable the companies to achieve synergies. As stated previously, synergies would result from elimination of duplicative administration and general services, including legal, accounting, finance, insurance, benefits administration, and shareholder services. In addition, synergies are expected to result from more efficient operations in the areas of support services, customer service, purchasing and information services. Specifically, the parties continue to believe that synergies equivalent to 5% of the combined non-fuel operating and maintenance expenses of Central Maine Power and NYSEG will result from the CMP Group Merger. These synergies are estimated to be permanent annual synergies of $25-30 million, or $250-300 million over a ten-year period. The Parties estimate additional cost savings resulting from the Berkshire Energy Merger to be approximately $25-30 million over a ten-year period.


     Several areas of synergies have been estimated with respect to the CTG Resources Merger:

     (a) Growth Margin - CNGC has approximately 66,000 potential growth customers who are either existing low-use customers or non-use customers located along CNGC's existing distribution system. The Applicants will develop a three year customer growth program, aimed at acquiring approximately 1,720 new heating customers per year.
          Applicants estimate that benefits in this area, in the form of additional margins resulting from the Merger, over a ten year period will amount to $26.1 million.

     (b) Gas Supply - The Applicants anticipate that the bundling of natural gas purchases in the form of larger quantities or volumes and the opportunity to blend the loads and storage utilization of the NYSEG and CNGC systems should lower commodity costs and the total peaking capacity requirements of these two companies. Both companies are projected to benefit from combined utilization of supply hedging tools. Supply costs can also be reduced by introducing certain methods in CNGC's system leak repair programs. Applicants estimate that savings in this area over a ten year period will amount to $26.3 million. In addition, the incremental synergies in this area resulting from economies of scale as a result of the Connecticut Energy merger is estimated at $8.2 million.

     (c) Labor and Associated Overhead - Over a period of years, enhanced employee attrition will create the opportunity to adjust workforce levels and eliminate redundancies associated with corporate, administrative, field and technical support functions. These areas include legal services, finance, sales, support services, delivery service, customer service, accounting, human resources and information services. Applicants estimate that savings in these areas over a ten year period will amount to $82.1 million. In addition, the incremental synergies in these areas resulting from economies of scale as a result of the Connecticut Energy merger is estimated at $29 million.

     (d) Administrative and General Expenses - Reductions in non-labor programs and expenses, resulting from economies of scale and cost avoidance have been identified: administrative and general overhead; office supplies; insurance; shareholder services; outside legal and professional services; and directors' fees. Applicants estimate that savings in these areas over a ten year period will amount to $14.3 million.

     (e) Purchasing Economies (non-fuel) - Aggregation of materials and supply volumes and telecommunication voice and data service contracts should increase purchasing power and contribute to lower costs for these items. Applicants estimate that savings in these areas over a ten year period will amount to $3.3 million.

     The geographical locations of the respective electric energy service territories of NYSEG and Central Maine Power, which operate in contiguous ISOs, provide an opportunity to integrate their electric utility operations efficiently. The combined system can be operated as a single, larger cohesive system, with virtually no modification needed with respect to existing transmission facilities. As the structure of the electric utility industry continues to evolve, the marketplace will create additional opportunities for the Companies to create value through integrated operations and increased efficiencies.

     The Companies believe that their combination offers significant strategic and financial benefits to each company and shareholders, as well as to each company's respective employees and customers. These benefits include, among others: (i) maintenance of competitive rates that will improve the combined entity's ability to meet the challenges of the increasingly competitive environment in both the electric and gas utility industry, (ii) over time a reduction in operating costs and expenditures resulting from integration of corporate and administrative functions, including limiting duplicative capital expenditures for administrative and customer service programs and information systems, and savings in areas such as outside legal, audit and consulting fees,
(iii)  greater   purchasing   power  for  gas  supply  and  for  items  such  as
transportation services and operational goods and services, (iv) enhanced opportunities for expansion into non-utility businesses, (v) expanded management resources and ability to select leadership from a larger and more diverse management pool, and (vi) a financially stronger company that, through the use of the combined capital, management, and technical expertise of each company, will be able to achieve greater financial stability and strength and greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, improved capability to compete in wholesale power markets and joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The Applicants believe that over time the Merger will generate efficiencies and economies which would not be available to the separate companies absent the Merger and which will enable post-Merger Energy East to continue to be a low-cost competitor in the marketplace.

     In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

     - Increased Scale-- As competition intensifies within the gas and electric industry, the Companies believe scale will be one dimension that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Merger is expected to improve the profitability of the combined company by adding approximately 874,800 customers to Energy East's existing customer base and providing increased economies of scale in all of these areas.

     - Competitive Prices and Services-- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near-term risk as a result of increased competition in the electric utility industry. The Merger will enable Energy East to meet the challenges of the increased competition and will create operating efficiencies through which Energy East will be able to provide more competitive prices to customers.

     - More Balanced Customer Base-- The Merger will create a larger company with a more diverse customer base. This should reduce post-Merger Energy East's exposure to adverse changes in any sector's economic and competitive conditions.

     - Financial Flexibility-- By creating a company with a larger market capitalization than had been previously experienced by any of the Companies considered on an individual basis, the Merger should improve Energy East's overall credit quality and liquidity of the securities and therefore improve Energy East's ability to fund continued growth.

     - Regional Platform for Growth-- The combination of Energy East, CMP Group, CTG Resources, and Berkshire Energy will create a regional platform for growth in the northeastern United States. Energy East plans to expand relationships with existing customers and to develop relationships with new customers in the region. Energy East will use its combined distribution channels to market a portfolio of energy-related products throughout the region and will follow regional relationships to other geographical areas. For the above stated reasons, the Commission should find that the integration criteria are satisfied and approve the proposed Merger.


     6.   Retention of Non-Utility Businesses


     As a result of the Merger, the non-utility businesses and interests of CMP Group, CTG Resources and Berkshire Energy will become businesses and interests of Energy East. Additionally, as a result of the Merger, non-utility assets held by Energy East, currently an exempt holding company, will become businesses and interests of post-Merger Energy East, a registered holding company. The total assets of all non-utility investments of Energy East, CMP Group, CTG Resources and Berkshire Energy as of September 30, 1999 totaled approximately $280 million. Energy East also had $800 million of cash and temporary investment proceeds from the sale of its coal-fired generation assets, that will be used to complete the mergers and continued common stock repurchases.

     Corporate charts showing the subsidiaries, including non-utility subsidiaries, of Energy East, CMP Group, CTG Resources and Berkshire Energy are filed as Exhibits E-2 through E-4a. A corporate chart showing the projected arrangement of these subsidiaries under post-Merger Energy East immediately after consummation of the Merger is filed as Exhibit E-5.

     Section 11(b)(1) generally limits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Although the Commission has traditionally interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core non-utility business, in its recent release promulgating Rule 58,(107) the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in the 1995 Report, the SEC Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.(108) The non-utility business interests that post-Merger Energy East will directly or indirectly hold all meet the Commission's standards for retention.


     The existing direct and indirect non-utility business interests of Energy East, CMP Group, CTG Resources and Berkshire Energy fall within the ambit of newly adopted Rule 58 or are "exempt telecommunications companies" within the meaning of Section 34 of the Act. Exhibit H-5, filed herewith, contains a comprehensive listing of all non-utility subsidiaries that Energy East will hold directly or indirectly and sets forth the basis for retention by Energy East after the Merger.

     Consistent with the Commission's recent decisions in New Century Energies, Inc.,(109) and Conectiv, Inc.,(110) investments made by Energy East, CMP Group, CTG Resources, and Berkshire Energy prior to the effective date of the Merger should not count in the calculation of the 15 percent limit for purposes of Rule
58. All additional investments made by Energy East in energy-related companies subsequent to the effective date of the Merger would, of course, be included in the 15 percent test.

D.   SECTION 10(F)

     Section 10(f) provides that:


-----------------------------
     (107) Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities, HCAR No. 26667 (Feb. 14, 1997) ("Rule 58 Release").

     (108) 1995 Report at 81-87, 91-92.

     (109) New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997).

     (110) Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998).

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As described in Item 4 of this Application/Declaration, and as evidenced by the applications before the DPUC and MPUC relating to the Merger, Energy East intends to comply with all applicable state laws related to the proposed transaction. MDTE approval of the Berkshire Energy Merger is not required under Massachusetts law.

ITEM 4. REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approvals that Energy East has obtained or expects to obtain in connection with the Merger.

A.      ANTITRUST

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Merger) may not be consummated until certain information has been submitted to the DOJ and FTC and the specified HSR Act waiting period requirements have been satisfied. Energy East, CTG Resources, CMP Group and Berkshire Energy submitted Notification and Report Forms and all required information to the DOJ and FTC. The last of the applicable HSR Act waiting periods expired March 8, 2000.

     If the Merger is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, Energy East, CTG Resources, CMP Group and Berkshire Energy would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

B.      FEDERAL POWER ACT


     Section 203 of the Federal Power Act as amended provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. Energy East and CMP Group submitted a joint application for approval of the CMP Group Merger to the FERC on October 1, 1999.(111) See Exhibit D-1. On March 29, 2000, the FERC ruled that the CMP Group Merger will not significantly affect competition in any relevant market and approved the application. The FERC's order is attached hereto at Exhibit D-2.


--------------------------------
     (111) As noted earlier, Energy East and CMP Group intend to amend their FERC application to include an analysis of the vertical market power effects of the Berkshire Energy acquisition.

C.      ATOMIC ENERGY ACT

     Central Maine Power holds an NRC non-operating license with respect to its 2.5% ownership interest in the Millstone No. 3 nuclear unit in Waterford, Connecticut. The Atomic Energy Act currently provides that a license may not be transferred or in any manner disposed of, directly or indirectly, to any person unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, Central Maine Power submitted an application on October 6, 1999 for the consent of the NRC. See Exhibit D-9. The NRC approved the application on February 4, 2000. See Exhibit D-10.

D.      TELECOMMUNICATIONS

     Central Maine Power and MEPCo, public utility subsidiaries of CMP Group, have received FCC approval for the upstream transfers of control and radio microwave licenses. See Exhibit D-14 attached hereto. The transfer of control applications for Central Maine Power and MEPCo were previously filed as Exhibit D-11. CNGC, the public utility subsidiary of CTG Resources, has received FCC approval for the upstream CNGC transfers of control of certain radio and microwave licenses. See Exhibit D-14 attached hereto. The transfer of control application for CNGC was previously filed as Exhibit D-12. Berkshire Gas, public utility subsidiary of Berkshire Energy, has received FCC approval for the upstream transfers of control of certain radio and microwave licenses. See Exhibit D-14 attached hereto. The transfer of control application for Berkshire Gas was previously filed as Exhibit D-13.

E.      STATE PUBLIC UTILITY REGULATION

     Connecticut: The DPUC has jurisdiction over CNGC and over Central Maine Power. CNGC is a public service company under Connecticut law because it is a gas company distributing gas for heat or power within Connecticut. Central Maine Power is a "public service company" under Connecticut law as a result of its 2.5 percent Millstone Unit No. 3 ownership interest. Energy East and CTG Resources have filed a joint application with the DPUC. See Exhibit D-7. Central Maine Power filed an application with the DPUC, a copy of which was filed as Exhibit D-5. DPUC approvals of both applications have been obtained. See Exhibits D-6 and D-8.


     Maine: Under Maine law, the MPUC has jurisdiction over the indirect transfer of control of Central Maine Power and of CMP Group's other utility subsidiaries resulting from the CMP Group Merger, under a standard that requires a finding that the merger is consistent with the interests of customers and shareholders. CMP Group filed with the MPUC for approval of its merger with Energy East on July 1, 1999.


     On January 4, 2000, the MPUC issued its order approving the merger of CMP Group with Energy East. This order, along with the MPUC's February 24, 2000 Order on Reconsideration, was previously filed as Exhibit D-4. In approving the CMP Group Merger, the MPUC stated that the Maine statute governing approval of the CMP Group Merger required the MPUC to retain the ability to detect, identify, review and approve or disapprove all transactions between affiliated interests.(112) The MPUC thus required, as a condition of its approval of the CMP Group Merger, that Energy East and its affiliates, to the extent that their activities relate to or in any way impact the operations, costs, or revenues of Central Maine Power in Maine, be subject to the MPUC's jurisdiction for discovery purposes and that they participate as a party in any proceeding when deemed necessary by the MPUC.(113)


-------------------------------
     (112) Order Approving Request for Approval of Reorganization and Affiliated Interest Transactions, MPUC Docket No. 99-411 at 26 (Jan. 4, 2000).

     (113) Id.

     In order to assure the MPUC that it would also retain oversight over affiliate transactions for ratemaking purposes after completion of the Merger, CMP Group and Energy East agreed to request that this Commission include, in any order approving the merger of CMP Group and Energy East, the following language:

               It is the Commission's intention that the Maine Public Utilities Commission will retain the right to review and disallow costs of services rendered by or to any Maine public utility company in the Energy East Corporation registered holding company system that may be subject to recovery in rates.

     Energy East and CMP Group thus hereby request that, as part of any order approving the Merger, the Commission reiterate the above-cited language in fulfillment of the MPUC's condition of approval.

     Massachusetts: The MDTE has jurisdiction over Berkshire Gas which is a public utility company under Massachusetts law because it is a natural gas company distributing natural gas within Massachusetts. However, the MDTE does not have jurisdiction over the merger between Energy East and Berkshire Energy, but would have jurisdiction with respect to any rate plan seeking recovery of merger-related costs from Berkshire Gas ratepayers.

ITEM 5. PROCEDURE

     The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application as soon as possible.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

A.   EXHIBITS

     A-1 Restated Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 23, 1998 (filed as Exhibit 4.1 to Energy East's Post-effective Amendment No. 1 to Registration No. 033-54155, and incorporated herein by reference).

     A-2 Certificate of Amendment of the Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 26, 1999 (filed as Exhibit 3.3 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766 and incorporated herein by reference).

     A-3  By-Laws of Energy East as amended  April 23,  1999,  (filed as Exhibit
          3.4 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766, and incorporated herein by reference).


     A-4 Amended and Restated Certificate of Incorporation of CTG Resources (filed as Exhibit 3.2 to the Registration Statement on Form S-4 Registration No. 333-16297 and incorporated herein by reference).


     A-5 Restated Certificate and Articles of Incorporation of CMP Group (filed in the office of the Secretary of State of the State of Maine on June 11, 1999, -- File No. 199811590D, and previously filed on Form S-E).

     A-6 Declaration of Trust of Berkshire Energy Resources (filed as Exhibit 3.1.1, to Registration No. 333-46799 and incorporated herein by reference).


     B-1 Agreement and Plan of Merger between Energy East and CTG Resources (filed as Exhibit 2.1 to the Registration Statement on Form S-4, Registration No. 333-85333 and incorporated herein by reference).


     B-2 Agreement and Plan of Merger between Energy East and CMP Group (filed as Appendix A to CMP Group's definitive Proxy Statement dated August 30, 1999, filed with the Commission on September 1, 1999, and incorporated herein by reference).

     B-3 Agreement and Plan of Merger between Energy East and Berkshire Energy (previously filed on Form SE).

     C-1 Registration Statement of Energy East on Form S-4, including Proxy Statement of CTG Resources and Prospectus of Energy East (filed on August 16, 1999, Registration No. 333-85333 and incorporated herein by reference).

     C-2 Definitive Proxy Statement of CMP Group dated August 30, 1999 (filed with the Commission on September 1, 1999 and incorporated herein by reference).

     C-3 Definitive Proxy Statement of Berkshire Energy Resources (filed with the Commission on January 12, 2000 and incorporated herein by reference).

     D-1  Application of Energy East Corporation and CMP Group to the FERC under
          Section 203 of the FPA, Docket No. EC00-001, dated October 1, 1999 (previously filed).

     D-2  Order of the FERC in Docket No. EC00-001 (filed herewith).

     D-3 Application of CMP Group, Inc. to the MPUC, Docket No. 99-411 (previously filed).


     D-4  MPUC Order in Docket No. 99-411 (previously filed).

     D-5  Application of CMP Group, Inc. to DPUC (previously filed).

     D-6  DPUC Order (previously filed).


     D-7 Joint Application of Energy East and CTG Resources to the DPUC, Docket No. 99-08 (previously filed).


     D-8  DPUC Order in Docket No. 99-08 (previously filed).

     D-9  Application of Central Maine Power to the NRC (previously filed).

     D-10 NRC Order (previously filed).

     D-11 Applications   of  Central  Maine  Power  and  MEPCo  (public  utility
          subsidiaries of CMP Group) to the FCC for indirect transfer of radio and microwave licenses relating to certain communications equipment. (previously filed on Form S-E.)


     D-12 Application of CNGC (CTG Resources' public utility subsidiary) to the FCC for transfer of radio and microwave licenses relating to certain communications equipment (previously filed on Form S-E).

     D-13 Application of Berkshire Gas (public  utility  subsidiary of Berkshire
          Energy Resources) to the FCC for transfer of radio and microwave licenses relating to certain communications equipment (previously filed on Form S-E).

     D-14 FCC  Order(s)  relating to transfer  of radio and  microwave  licenses
          (orders approving license transfers for Central Maine Power and MEPCo were previously filed on Form S-E).

     D-14aFCC  Order(s)  relating to transfer  of radio and  microwave  licenses
          (orders approving license transfers for CNGC and Berkshire Gas are filed herewith).


     E-1  Maps for Energy East, CMP Group, CTG Resources,  and Berkshire Energy:
          Franchise Areas of Major Utilities in the Northeast (previously filed on Form S-E); Energy East Electric Franchise Areas (post-merger) (previously filed on Form S-E); and Energy East Natural Gas Franchise Areas (post-Merger) (previously filed on Form S-E).

     E-2  Energy East corporate chart (previously filed on Form S-E).

     E-3  CMP Group corporate chart. (previously filed on Form S-E.)

     E-4  CTG Resources corporate chart. (previously filed on Form S-E.)

     E-4a Berkshire Energy corporate chart (previously filed on Form S-E).

     E-5 Energy East (post-Merger) corporate chart. (previously filed on Form S-E.)


     F-1 Preliminary opinion of Huber Lawrence & Abell, counsel to Energy East (filed herewith).


     F-2 Past-tense opinion of Huber Lawrence & Abell, counsel to Energy East (to be filed by amendment).

     G-1 Opinion of Warburg Dillon Read (filed as Appendix B to CMP Group's Definitive Proxy Statement dated August 30, 1999, and incorporated herein by reference).

     G-2  Opinion  of  PaineWebber  Incorporated  (filed as  Appendix B to Proxy
          Statement/Prospectus   included  in  Registration  No.333-05333,   and
          incorporated herein by reference).


     G-2a Opinion  of Tucker  Anthony  Cleary  Gull  (filed as  Appendix  B-1 to
          Berkshire Energy Resources Definitive Proxy Statement and incorporated herein by reference).


     G-3  Financial Data Schedule (filed herewith and titled "Exhibit 27").

     H-5  Retention of Non-Utility Subsidiaries (filed herewith).

     I-1  Proposed Form of Notice (previously filed).

     J-1 Analysis of the Economic Impact of a Divestiture of the Gas Operations of Energy East (previously filed).


     K-1  Electric and Gas Statistics (filed herewith)

     L-1 [filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935]

     M-1  Confirmation  of  Reservation  of  50  MW  Transmission   Path  (filed
          herewith)

B.   FINANCIAL STATEMENTS

     FS-1 Pre-Merger  and pro forma combined  condensed  balance sheet of Energy
          East as of June 30, 2000, and pre-Merger and pro forma combined condensed statement of income and statement of retained earnings of Energy East for the twelve months ended June 30, 2000 (filed herewith).

     FS-2 Balance sheet of CMP Group as of June 30, 2000, and statement of income and statement of retained earnings of CMP Group for the twelve months ended June 30, 2000, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed herewith as FS-1).

     FS-3 Balance sheet of CTG Resources as of June 30, 2000, and statement of income and statement of retained earnings of CTG Resources for the twelve months ended June 30, 2000, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed herewith as FS-1).

     FS-3aBalance sheet of Berkshire Energy as of June 30, 2000, and statement of income and statement of retained earnings of Berkshire Energy for the twelve months ended June 30, 2000, included in the balance sheet statement of income and statement of retained earnings of Energy East (filed herewith as FS-1).

     FS-4 Statements of income and surplus of CMP Group for the fiscal year ended December 31, 1999, 1998 and 1997 (included in CMP Group's Form 10-K for the year ended December 31, 1999, File No. 001-14786 and incorporated herein by reference).

     FS-5 Statements of income and surplus of CTG Resources for the fiscal years ended September 30, 1999, 1998 and 1997 (included in CTG Resources Form 10-K for the year ended September 30, 1999, File No. 1-12859 and incorporated herein by reference).

     FS-6 Statements of income and surplus of Berkshire Energy for the fiscal years ended June 30, 1999, 1998 and 1997 (included in Berkshire Energy Resources Form 10-K for the year ended June 30, 1999, File No. 0-29812 and incorporated herein by reference).


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The Merger neither involves a "major federal action" nor "significantly affect[s] the quality of the human environment" as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of CMP Group's Proxy Statement, Energy East's Registration Statement on Form S-4, and Berkshire Energy's Proxy Statement, the expiration of the applicable waiting period under the HSR Act, approval of the application filed by Energy East and CMP Group with the FERC under the Federal Power Act, approval of the application filed by Central Maine Power with the NRC under the Atomic Energy Act, approval of the applications filed by Central Maine Power, MEPCo, CTGC and by Berkshire Energy with the FCC, and this Commission's approval of this Application/Declaration. Consummation of the Merger will not result in changes in the operations of the Companies that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 5 to Form U-1 Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



                                        Energy East Corporation



August 30, 2000,                        By:  /s/  Kenneth M. Jasinski
                                        Kenneth M. Jasinski
                                        Executive Vice President,
                                        General Counsel and Secretary



                                        CMP Group, Inc.



August 30, 2000,                        By:  /s/  Arthur W. Adelberg
                                        Arthur W. Adelberg and Chief Financial
                                        Officer
                                        Executive Vice President




                                        CTG Resources, Inc.



August 30, 2000,                        By:  /s/  Arthur C. Marquardt
                                        Arthur C. Marquardt
                                        Chairman, President and Chief
                                        Executive Officer




                                        Berkshire Energy Resources



August 30, 2000,                        By:  /s/  Scott S. Robinson
                                        Scott S. Robinson
                                        President and Chief Executive Officer
                                        Berkshire Energy